                                                Filed Pursuant to Rule 424(b)(5)
                                                     Registration No. 333-12673




PROSPECTUS SUPPLEMENT DATED APRIL 24, 1997

(TO PROSPECTUS DATED NOVEMBER 8, 1996)

                                     (LOGO)

                                3,025,000 SHARES

                           GOLDEN STAR RESOURCES LTD.
                                 COMMON SHARES

     All of the common shares without par value (the "Common Shares") offered hereby are being sold by Golden Star Resources Ltd. ("Golden Star" or the "Company"). The offering consists of 3,025,000 Common Shares at a price of $7.50 per Common Shares. The net proceeds to the Company of the offering will be approximately $22.4 million, after deducting expenses of the offering, estimated at $300,000, which will be paid by the Company out of its general funds.

     The outstanding Common Shares of the Company are traded on the American Stock Exchange under the symbol "GSR" and on the Toronto Stock Exchange under the symbol "GSC." The Common Shares offered hereby have been approved for listing on the American Stock Exchange. On April 23, 1997, the last reported sale price of the Common Shares on the American Stock Exchange was $7.88 and the last reported sale price of the Common Shares on the Toronto Stock Exchange was Cdn. $10.59.

     SEE "RISK FACTORS" COMMENCING ON PAGE S-3 OF THE PROSPECTUS SUPPLEMENT AND PAGE 8 OF THE PROSPECTUS FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON SHARES.

                             ---------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
     ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

==================================================================================================================
                                                                       UNDERWRITING
                                                PRICE TO              DISCOUNTS AND             PROCEEDS TO
                                               THE PUBLIC              COMMISSIONS             THE COMPANY(2)
------------------------------------------------------------------------------------------------------------------
Per Common Share.......................          $7.50                     (1)                     $7.50
------------------------------------------------------------------------------------------------------------------
Total..................................       $22,687,500                  (1)                  $22,687,500
==================================================================================================================

(1) Not applicable.

(2) Before deducting expenses of the offering, estimated at $300,000, which will be paid by the Company out of its general funds.

     It is expected that certificates for the Common Shares offered hereby will be made available for delivery on or about April 25, 1997 in New York, New York.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements in this Prospectus Supplement and the Prospectus constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements express or implied by such forward-looking statements. Such factors include, among others, gold and diamond exploration and development costs and results, fluctuation of gold prices, foreign operations and foreign government regulation, including title and land tenure to foreign mining properties, joint venture relationships, competition, uninsured risks, recovery of reserves, capitalization and commercial viability and requirements for obtaining permits and licenses. See "Risk Factors" and "Recent Developments" herein and "Risk Factors" and "Business and Properties" in the Prospectus. Readers are cautioned not to put undue reliance on forward-looking statements. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

                             FINANCIAL INFORMATION

     All amounts in this Prospectus Supplement and the Prospectus or incorporated by reference herein or therein are expressed in United States dollars, unless otherwise indicated. References to (i) "Cdn" are to Canadian dollars, (ii) "FF" are to French francs and (iii) "R" are to Brazilian reals.

                         GOLD PRICES AND EXCHANGE RATES

     The high and low closing trading price of gold, as provided by the New York Commodities Exchange ("COMEX"), for the year ended December 31, 1996 were $414.70 and $368.00, respectively and for the quarter ended March 31, 1997 were $365.70 and $341.30, respectively. The closing trading price per ounce of gold quoted by the COMEX on April 23, 1997 was $341.50.

     On April 23, 1997, the inverse of the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York was Cdn. $1.00 = U.S. $0.7173.

                                  RISK FACTORS

     Prospective purchasers of the Common Shares should carefully read this Prospectus Supplement, the Prospectus delivered herewith, and the documents incorporated by reference herein and therein. An investment in the Common Shares involves certain risks. In determining whether to purchase Common Shares, prospective investors should consider carefully the following risk factors and the other information contained in this Prospectus Supplement, as well as the other risk factors and information set forth in the Prospectus delivered herewith as such risk factors or other information may be modified or superseded herein.

RISKS ASSOCIATED WITH DIAMOND EXPLORATION

     The exploration and development of diamond deposits involve exposure to significant financial risks over a significant period of time. Very few properties which are explored are ultimately developed into producing diamond mines. Major expenses over a period of several years may be required to establish reserves by sampling and drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current exploration programs of the Company, or any programs undertaken in the future will result in a profitable commercial diamond mining operation. See "Recent Developments -- Exploration Properties -- Dachine, French Guiana" herein and "Business and Properties -- Properties -- Exploration Properties -- Dachine, French Guiana" in the Prospectus.

     Whether a diamond deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as its size, the size, quantity and quality of the diamonds, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of diamonds and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

RISKS ASSOCIATED WITH THE FLUCTUATION OF GOLD PRICES

     To the extent that the Company has any revenues from operations, such revenues are expected to be in large part derived from the mining and sale of gold. Gold prices fluctuate widely and are affected by numerous factors beyond the Company's control, including international economic and political trends, inflation expectations, interest rates, central bank sales and purchases, global or regional consumptive patterns (such as the development of gold coin programs), speculative activities and increased production due to new mine developments and improved mining and production methods. The effect of these and other factors on the price of gold cannot be accurately predicted.

     The current demand for, and supply of, gold affect gold prices but not necessarily in the same manner as current demand and supply affect the prices of other commodities. The potential supply of gold consists of new mine production plus existing stocks of bullion and fabricated gold held by governments, financial institutions, industrial organizations and individuals. Since mine production in any single year constitutes a very small portion of the total potential supply of gold, normal variations in current production do not necessarily have a significant effect on the supply of gold or on its price. If gold prices should decline below the Company's cash costs of production at existing operations, or estimated cash costs of production at any of its exploration and development properties, and remain at such levels for any sustained period, the Company could determine that it is not economically feasible to continue commercial production at any or all of its mines or to pursue further exploration or development activities on such properties.

     Moreover, on a given date, the prices used in estimating the Company's ore reserves are based on the price of gold on such date. If the Company were to determine that its reserves and future cash flows should be calculated at significantly lower gold prices than those used on the measurement date, there would be a material reduction in the amount of its gold reserves. Current gold prices are below the prices used in the calculation of reserves at the Company's Omai, Gross Rosebel and Yaou properties. Should material reserve reductions occur, material write-downs of the Company's investment in mining properties may be required. See "Gold Prices and Exchange Rates" herein and "Gold Prices" and "Exchange Rates" in the Prospectus.

RISK OF COMPANY BEING CLASSIFIED AS A PASSIVE FOREIGN INVESTMENT COMPANY

     Under the United States Internal Revenue Code of 1986, as amended (the "Code"), the Company may be classified as a passive foreign investment company (a "PFIC"). United States shareholders of a PFIC are subject to certain adverse tax consequences, as discussed below. These consequences can be mitigated, under certain circumstances, if the United States shareholder makes a timely election to treat the Company as a "qualified electing fund" (a "QEF"). The Company has been advised by Coopers & Lybrand L.L.P. that it should not be treated as a PFIC with respect to shares purchased by United States shareholders during the years 1993 through 1996, although it could potentially be a PFIC with respect to shares acquired by United States shareholders prior to 1993. The Company also intends to engage Coopers & Lybrand L.L.P., or such other advisor, in the future to analyze whether it is a PFIC in 1997 and subsequent years and will continue to notify shareholders of the results of such future analyses. There can be no assurance as to whether or not Coopers & Lybrand L.L.P., or such other advisor, will conclude that the Company is a PFIC for any such period. Moreover, even if Coopers & Lybrand L.L.P., or such other advisor, concludes that the Company is not a PFIC, its conclusion is not binding on the United States Internal Revenue Service. Accordingly, it is possible that the PFIC rules will apply with respect to Common Shares purchased in the offering. ALL PROSPECTIVE PURCHASERS OF COMMON SHARES IN THE UNITED STATES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS ABOUT THE ADVISABILITY OF MAKING A QEF ELECTION WITH RESPECT TO THE COMPANY. ALL PROSPECTIVE PURCHASERS OF COMMON SHARES IN THE UNITED STATES ALSO ARE URGED TO CONSULT THEIR OWN TAX ADVISERS ABOUT THE POSSIBILITY OF CREDITING CANADIAN TAXES PAID AGAINST UNITED STATES TAXES PAYABLE. See "Certain United States Federal Income Tax Considerations" herein and "Market for the Registrant's Common Equity and Related Stockholder Matters -- Certain United States Federal Income Tax Considerations" in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, incorporated by reference in the Prospectus.

                                  THE COMPANY

     Golden Star is an international gold and diamond exploration company with a diverse portfolio of active exploration and development projects and an operating mine in ten countries on two continents. The Company's core focus is on the acquisition, discovery and development of gold and diamond projects.

                              RECENT DEVELOPMENTS

     Certain statements in "Recent Developments" constitute "forward-looking statements" under the Reform Act. Actual results and the timing of certain events could differ materially from those projected in the forward-looking statements due to a number of factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus Supplement and the Prospectus. See "Special Note Regarding Forward-Looking Statements" in this Prospectus Supplement and in the Prospectus. The information contained in this Prospectus Supplement is qualified in its entirety by the more detailed information, descriptions and consolidated financial statements and notes thereto appearing or incorporated by reference herein or in the Prospectus.

PRODUCING PROPERTIES

     Omai Mine, Guyana

     The Omai Mine, in which the Company has a 30% indirect equity interest, achieved record production in 1996 with 254,950 ounces produced for the year and 92,834 ounces produced in the fourth quarter. Mill throughput for the fourth quarter of 20,448 tonnes per day exceeded design capacity of 18,000 tonnes per day. Production at the Omai Mine was suspended between August 19, 1995 and February 4, 1996 due to a tailings dam failure. See "Business and Properties -- Properties -- Producing Properties -- Omai Mine, Guyana" in the Prospectus. As a result, gold production and cash costs of production were adversely impacted during the first and second quarters of 1996. Cash costs of production decreased from $294 per ounce in the first quarter to $238 per ounce in the fourth quarter as operating conditions at the Omai mine improved and the mill expansion reached full capacity. Production at the Omai Mine for 1995 and by quarter for 1996 is shown below:

                                            1995                                 1996                                1997
                                          ---------   ----------------------------------------------------------   ---------
                                                        FIRST       SECOND       THIRD      FOURTH       TOTAL       FIRST
                                          TOTAL(1)    QUARTER(1)    QUARTER     QUARTER     QUARTER     1996(1)     QUARTER
                                          ---------   ----------------------------------------------------------   ---------
Ore milled (tonne)......................  3,041,211    725,203     1,160,413   1,679,890   1,881,248   5,446,754   1,802,359
Rate (tonne/day)........................     13,165     12,950        12,752      18,260      20,448      16,455      20,026
Gold grade (g/tonne)....................        1.9        1.6           1.8         1.6         1.7         1.7         1.6
Recovery (%)............................         91         85            89          92          93          91          95
Gold production (oz)....................    175,080     27,204        57,987      76,925      92,834     254,950      90,454
Cash costs of production(2) ($/oz)......        224        294           281         233         238         252         236

---------------

(1) There was no production at the Omai mine from August 19, 1995 to February 4, 1996 due to the Omai tailings dam failure.
(2) Cash costs of production include mining and milling costs, power generation and general service charges.

     Gold production from Omai in 1997 is expected to benefit from a full year of operation of the mill expansion. Gold production in the first quarter of 1997 totaled 90,454 ounces, with cash costs of production of $236 per ounce. The Company expects to receive $1.0 million through the redemption of Class I preferred shares of Omai Gold Mines Limited ("OGML"), with respect to the first quarter financial results of OGML. Mill throughput for 1997 is planned at 20,000 tonnes per day with gold production for the year projected to reach 340,000 ounces.

     Total proven and probable reserves at December 31, 1996 remained essentially constant at 66.6 million tonnes grading 1.5 g Au/tonne representing
3.21 million contained ounces as compared to 1995 year end reserves of 3.26 million contained ounces. Reserves are calculated using a gold price of $425 per ounce with a cutoff grade of 0.35 g Au/tonne for soft rock reserves and 0.70 g Au/tonne for hard rock reserves. Recovery rates range between 85% and 90%, depending on grade.

     On January 16, 1997, the Company and Cambior Inc. ("Cambior"), a co-owner with the Company of OGML, announced that OGML was awarded prospecting licenses to the Quartz Hill and Omai River concessions which are adjacent to and surround the Omai Mine permit area. A budget of $1.0 million to be funded by OGML has been allocated in 1997, to conduct data compilation, line cutting, reconnaissance mapping and geophysical and geochemical surveys on the properties as well as on the Omai concession.

DEVELOPMENT PROPERTIES

     Gross Rosebel, Suriname

     On September 26, 1996, the Company and Cambior, the Company's joint venture partner in the Gross Rosebel project, announced a new mining reserve that resulted in an overall improvement in reserve grade as well as a slightly lower stripping ratio and expanded the proven and probable mining reserve base by approximately 25%, to over 30 million tonnes grading 1.5 g Au/tonne, or approximately 1.4 million ounces of gold in situ. A feasibility study is expected to be submitted to the Government of Suriname by May 7, 1997. There can be no assurance that the feasibility study will illustrate economics that would justify a decision to develop a mine at Gross Rosebel at current gold prices or that the feasibility study will fully satisfy the terms of the mineral agreement between the Company and the Government of Suriname.

     During the second half of 1996, an additional 23,668 meters of core drilling in 227 holes and 5,038 meters of trenching was completed at the Gross Rosebel project. This work included continued infill and step-out drilling to expand the Pay Caro, Koolhoven and Royal Hill gold deposits. Core drilling and trenching also was completed on the Bigi Asanjangmoni, J and Mama Kreek zones to bring additional mineralization into the reserve category. Drilling at Gross Rosebel continued during the first quarter of 1997. The revised mining reserve, expected to be finalized by Cambior during the second quarter of 1997, should reflect this additional information. Condemnation drilling was conducted on both the proposed mill and tailings dam sites.

     The current 1997 exploration program for the Gross Rosebel project provides for completion of an additional 16,000 to 18,000 meters of continued infill and step-out core drilling on known deposits and mineralized zones designed to add to the proven and probable mining reserve as well as to complete condemnation drilling at the proposed mill site.

     The Company and Cambior, which, subject to government approval, has acquired 50% of the Company's interest in the Gross Rosebel project, currently are negotiating with the Government of Suriname and representatives of the Niew Koffie camp village about the relocation of the village outside of the Gross Rosebel property. There can be no assurance that these negotiations will not delay, should the feasibility study be positive, any future mine development at Gross Rosebel.

EXPLORATION PROPERTIES

     Yaou, French Guiana

     On January 20, 1997, the Company announced the results from the most recent phase of core drilling at the Yaou project involving 30 core holes totaling approximately 4,390 meters. Within the Yaou Central area, additional infill drilling was completed on three separate deposits, the A zone, B zone and C-L zone, which together host over 90% of the probable mining reserves defined to date. Drilling in the A zone intercepted mineralization in each of nine holes, exhibiting a weighted average grade of approximately 3.6 g Au/tonne with an average intercept length of approximately 18 meters. In the B zone, three of four holes intercepted mineralization exhibiting a weighted average grade of approximately 4.0 g Au/tonne over an average intercept width of approximately 15 meters. Drilling in the C-L zone intercepted mineralization in each of eight holes exhibiting a weighted average grade of approximately 2.2 g Au/tonne over an average intercept length of approximately seven meters. At the lower grade Chaina zone, approximately seven kilometers southwest of Yaou Central, six of nine drill holes intercepted mineralization exhibiting a weighted average grade of approximately 1.5 g Au/tonne over an average intercept length of approximately 12 meters.

     The current 1997 exploration program for the Yaou project provides for an additional 10,000 meters of core drilling, including step-out and infill drilling seeking to further expand the known deposits laterally and at depth. Outside the Yaou Central and Chaina zones, drilling also is planned for the I, J and K zones, approximately 1.5 kilometers northeast of Yaou Central, to investigate further mineralized bodies that have been identified by previous drilling. Continued regional exploration to define additional mineralization which could be mined by open pit on the remainder of the 15,000 hectare Yaou project is planned on three zones of interest, Yaou Nord, Tomantoni and Bois Blanc. The Bois Blanc zone, approximately 10 kilometers north of Yaou Central, will be the initial focus of this work. To date, less than 15% of the Yaou project has been evaluated.

     Dorlin, French Guiana

     The work program at the Dorlin project for 1997 calls for continued soil and auger sampling, trenching and 8,000 meters of core drilling. The objectives of the program are to develop mineralized zones on the South-Inini area and carry out the investigation in the North-Inini area, which hosts three intrusive related targets known as Jadfar, Sept Kilo and D'Artagnan.

     Andorinhas, Brazil

     On January 29, 1997, Golden Star announced results from the first phase of core drilling involving 18 holes, totaling approximately 2,700 meters in the Mamao area of the Andorinhas project. The objectives of the first phase of drilling included testing for potential strike extensions of the known mineralization in the Melechete and Matinha zones in the Mamao area as well as the potential for additional, similar deposits in the vicinity. This drilling demonstrated that gold mineralization within the Mamao area of the Andorinhas project is associated with quartz-carbonate-pyrite veins within east-west striking parallel ductile shear zones. Based upon the first phase of the drilling, the Company believes that there may be at least three such shear zones within the Mamao area, providing possible evidence for the existence of multiple mineralized horizons within the 14 kilometer regional Mamao-Babacu shear zone at the Andorinhas project.

     At the Matinha zone located west of the known Melechete deposit, mineralization was intersected in 8 of 10 holes drilled on approximately 50 meter centers to the northwest of the existing Melechete pit. The most significant five holes drilled in the Matinha zone exhibited an uncut, weighted average grade of approximately 9.7 g Au/tonne over an average intercept length of 2.1 meters. This drilling in the Melechete/Matinha area suggested that the Melechete and Matinha zones may be part of one continuously mineralized zone with a strike length of at least 300 meters and variable thickness. The first phase of drilling more than doubled the strike length of mineralization in the Melechete/Matinha area and remains open to the northwest and down plunge to the northeast. Results from one hole also indicate additional potential to extend mineralization along strike to the east.

     At the Cantina zone, located to the east of Melechete, lower grade, shear hosted mineralization was intercepted in 2 of 6 holes drilled on 50 meter centers to the northeast of the Melechete zone. These two holes exhibited grades of 0.5 to 2.0 g Au/tonne over one to two meter lengths, though all six holes intercepted shear zones. It is not yet certain how this shear-related mineralization can be correlated with that discovered in the Melechete/Matinha area to the west. Two core holes were also drilled to test for mineralization near the Maria Bonita pit, located approximately 400 meters south-southeast of the Melechete/Matinha area. These holes also intercepted low grade gold mineralization grading 0.5 to 2.0 g Au/tonne within quartz-carbonate-pyrite veins within a shear zone over an average width of approximately 2 meters.

     On April 17, 1997, Golden Star announced the results from the second phase of core drilling in the Melechete/Matinha zone, totaling approximately 4,060 meters in 14 holes with significant mineralization encountered in 11 of the 14 holes. Six of nine step-out holes, drilled to extend the down-dip limits of the Melechete/Marinha zone, intercepted significant mineralization exhibiting a weighted average grade of approximately 11.3 g Au/tonne over an average thickness of approximately 4.3 meters. To date, 16 of 22 holes drilled in the Melechete/Matinha zone have intercepted significant mineralization, exhibiting a weighted average grade of approximately 10.3 g Au/tonne over an average thickness of approximately 3.5 meters. Core drilling indicates that the Melechete/Matinha zone may be a mineralized tabular body trending north north-east and dipping at approximately 40 degrees to the north north-west. Drilling to date has defined the Melechete/Matinha mineralized horizon over a strike length of approximately 200 to 300 meters and a down-dip extent of 450 meters from the surface, to a vertical depth of approximately 300 meters. The Melechete/Matinha zone remains open down-dip and, in part, along strike.

     The second phase of core drilling also encountered three additional zones of mineralization, the Mandioca zone above the Melechete zone and the Arame and Maria Bonita zones below the Melechete zone. Results obtained to date indicate that the Arame zone may be similar in thickness to the Melechete zone while the Mandioca and Maria Bonita zones appear to be thinner. All four mineralized zones, or horizons, represent a set of shear zones within which multiple mineralizing events have resulted in gold bearing sulfides and native gold associated with a complex set of deformed quartz veins and massive silica replacement.

     Core drilling is continuing on the Melechete/Matinha zone with the near term objective of extending the mineralized horizon to the interpreted boundary of a dyke-like, intrusive granitic body, which is believed to be younger than the shear hosted gold mineralization. Three drill holes are planned to test where the four shear horizons meet the granitic dyke, believed to be approximately 600 to 1,000 meters down-dip from the surface. These drill holes and 11 others in the Melechete/Matinha zone are planned for during the next phase of drilling. A systematic deep augering program, a geologic mapping effort and sampling of other old surface workings is in progress to assist in developing additional drill targets in the Mamao/Babacu areas.

     Based on its own exploration work, Companhia Vale do Rio Doce ("CVRD"), the optionor of the Andorinhas project, applied for a permit for the exploitation and development of a mine on the property. The Company has been advised that there is no provision under Brazilian law for continued exploration on a property once an application for an exploitation permit has been filed with the government. Although the Company has been advised that it is common practice in Brazil to continue exploration activities following the application for an exploitation permit and that the Brazilian government has tolerated such activities in the past, there can be no assurance as to the status of any exploration work done at the Andorinhas project during the period following CVRD's submission of the application for the exploitation permit or that CVRD's request for an exploitation permit for the Andorinhas project will be granted.

     Paul-Isnard, French Guiana

     The alluvial operations being conducted through Societe de Travaux Publics et de Mines Auriferes en Guyane ("SOTRAPMAG"), a wholly-owned subsidiary of Guyanor Ressources S.A. ("Guyanor"), which is 68% owned by Golden Star, experienced continuing operating losses since its acquisition in 1994. Outside consultants engaged in 1996 to review the operations and make recommendations on how to make the operations profitable concluded that without a significant capital investment to increase production, changes in certain work practices and a reduction in fuel taxes, the operation could not achieve profitability. As a result of these conclusions, Guyanor began implementation of a program to discontinue the alluvial operations conducted by SOTRAPMAG and lay off all of SOTRAPMAG's employees. This procedure is subject to negotiations with the representatives of the workers and French authorities. The French government was formally notified of the closure plans in January 1997. In March 1997, the deadline for French government opposition to the closure plan expired, with no such opposition expressed by the government. Management currently anticipates to complete substantially the closure of SOTRAPMAG's alleuvial operations and local rehabilitation in the second quarter of 1997.

     Exploration efforts conducted in 1996 have identified several target areas which hold potential to establish near surface mining reserves. Guyanor has budgeted approximately $1.0 million in 1997 for prospecting activities aimed at quantifying a near-surface mineralized inventory at the Paul-Isnard project area. This program is in addition to the hard rock exploration planned for 1997.

     Guyanor incurred a fourth quarter charge to 1996 earnings of $3.2 million resulting from the write-down of certain fixed assets, inventories, capitalized exploration costs related to the alluvial mining operations, accrual of land rehabilitation and mine closure costs, and accrual of the severance and other costs associated with the discontinuation of alluvial production. The Company's share of these losses at December 31, 1996 was $2.2 million, after minority interest. Certain fixed assets, equipment and inventories owned by SOTRAPMAG which may be utilized in the ongoing exploration at the Paul-Isnard project area were not subject to the write-down. The final amount of severance and other costs associated with the discontinuation of alluvial production are contingent upon negotiations with the representatives of the workers and the French government. Guyanor also expects to incur aggregate operating losses of approximately $0.5 million during the first quarter of 1997.

     St-Elie and Dieu-Merci, French Guiana

     The Dieu-Merci project covers a total area of 15,500 hectares and consists of three concessions and one exploration permit. The Dieu-Merci project is located immediately adjacent to the eastern and southeastern portions of the St-Elie project in north central French Guiana. As of March 31, 1997, a total of $0.9 million, including capitalized acquisition costs of $0.8 million, had been spent at Dieu-Merci since the Company's involvement with the project, of which $0.5 was funded by ASARCO. The Company and ASARCO have budgeted $2.7 million for exploration on the St-Elie and Dieu-Merci projects during the first half of 1997, all of which is expected to be funded by ASARCO.

     The Dieu-Merci project is subject to the ASARCO joint venture regarding the St-Elie property. See "Business and Properties -- Properties -- Exploration Properties -- St-Elie, French Guiana" in the Prospectus.

     On February 24, 1997, the Company announced results from trenching at the Chemin de Fer target in the southeast section of the St-Elie property, as well as results from prior exploration activities on the Dieu-Merci property.

     Previous exploration work on the Dieu-Merci project included a soil geochemical survey conducted by the Bureau de Recherches Geologiques et Minieres on a 100 X 100 meter grid, totaling approximately 900 samples over an area of 4 X 2 kilometers, approximately two kilometers southeast of the St-Elie concession. This survey identified four different 400 to 600 meter anomalous areas with values greater than 0.9 g Au/tonne, Kerouani, Virgile, Cesar and Devis Sud. Work conducted by the previous owner include augering (190 holes), trenching and drilling 18 shallow core holes. At Kerouani, five trenches excavated across the zone over a strike length of approximately 350 meters exhibited an average mineralized interval of approximately 18 meters with a weighted average gold grade of 10.7 g Au/tonne. At Virgile, five trenches over a strike length of approximately 450 meters exhibited an average mineralized interval of approximately 10 meters with a weighted average gold grade of 7.6 g Au/tonne. At Cesar, five trenches, excavated over a strike length of approximately 500 meters exhibited an average mineralized interval of approximately 18 meters with a weighted average gold grade of 6.0 g Au/tonne.

     On March 26, 1997, the Company announced gold assay results from 18 shallow core holes previously drilled at Kerouani and Virgile to vertical depths up to 35 meters to test for the continuation at depth of mineralization identified by trenching. At Kerouani, 9 holes yielded an average mineralized interval of 5.7 meters with a weighted average grade of 3.5 g Au/tonne over a strike length of approximately 300 meters. At Virgile, 9 holes yielded an average mineralized interval of 6.1 meters with a weighted average grade of 2.5 g Au/tonne over a strike length of approximately 250 meters. Gold mineralization at both targets appears to be related to a series of gently dipping quartz veins and altered volcanic rocks surrounding the quartz veins. Sulfides, principally pyrite, also are coincident with gold mineralization at both targets. Mineralization is open at depth and along strike at both Kerouani and Virgile.

     Guyanor is in the process of completing and receiving gold assay results from a 20 hole core drilling program, totaling approximately 3,000 meters at the Kerouani and Virgile targets. These core drilling programs are intended to test the continuity of gold mineralization at depth below the trenches and shallow core holes previously completed. Additional planned work includes trenching over the St-Auguste-Madeleine area and additional core drilling at the Michel, Chemin de Fer, Sable-Jonquemont, Pactole-Couriege and St-Auguste-Madeleine areas to complete a minimum budgeted drilling campaign of 15,000 meters during 1997.

     Dachine, French Guiana

     In December 1996, heavy mineral concentrate produced from an initial 186 tonne bulk sample collected from ten pits at sites over the strike length of the diamondiferous body at Dachine, was shipped for diamond recovery analysis to the mineral laboratories of BHP Minerals International ("BHP"), the Company's partner at the Dachine project. Processing of the heavy mineral concentrate sample was undertaken to recover only macrodiamonds larger than 1.25 mm in their longest dimension. On February 24, 1997, the Company and Guyanor announced that processing of the bulk sample recovered an insignificant number of stones larger than 1.25 mm. Upon review of the final results, BHP decided to withdraw from the Heads of Agreement with Guyanor. Guyanor intends to continue diamond exploration in the Dachine area and may seek new partners. There can be no assurance that Guyanor will be successful in finding a new partner or that funds required for the exploration of the Dachine project can be obtained by Guyanor.

     Guyanor is presently in the process of developing a program for additional exploration at Dachine. The object of the program will be to characterize better the geology and commercial potential of the Dachine diamondiferous ultramafic body. During 1996, Guyanor spent $1.2 million for exploration at the Dachine property, $1.1 million of which was reimbursed by BHP under the above-mentioned agreement.

OTHER PROPERTIES

     Antino, Suriname

     The Antino project covers 37,000 hectares and is located approximately 250 kilometers south-southeast of the capital city of Paramaribo, Suriname. Antino represents the northernmost portion of the larger 194,000 hectare South Benzdorp Right of Reconnaissance where Golden Star has spent approximately $3.3 million since the Company's initial involvement in 1993. The Antino project is covered by the Antino Right of Exploration, granted to a local Surinamese company. Under an agreement with the local Surinamese company, Golden Star has the right to earn a 100% interest in the Antino Right of Exploration.

     Geologically, the area is underlain by Proterozoic metasedimentary and metavolcanic greenstone rocks which have been intruded by dioritic and tonolitic rocks. Two target areas have been defined, the Upper Antino target, which covers an area approximately 1.5 by 1.2 kilometers, and the Lower Antino target, which covers an area approximately 2 by 1 kilometers located approximately 1.3 kilometers east of the Upper Antino target.

     At Upper Antino, close spaced deep auguring (up to depths of 30 meters), totaling 8,105 meters, has indicated the presence of near surface mineralization which appears to be related to underlying shear zones. On October 14, 1996, Golden Star announced the results of 51 close spaced deep auger holes, which exhibited near surface, saprolite mineralization with a weighted average grade of approximately 8.1 g Au/tonne over a strike length of approximately one kilometer, widths of up to approximately 65 meters and depths ranging from approximately 5 to 30 meters. A core drilling program was initiated to establish the continuity of higher grade shear zone hosted mineralization at depth in hard rock below the saprolite mineralization defined by this deep auguring.

     On January 8, 1997, the Company announced the results from the first phase of the core drilling program on the Antino project. The drilling program involving 20 holes drilled on 50 meter centers, verified the existence of a mineralized shear zone over a strike length of approximately 350 meters to a vertical depth of approximately 100 meters. Based upon the first phase of drilling, mineralization within the shear zone exhibits a weighted average grade of approximately 12.8 g Au/tonne over an average true thickness of approximately 4 meters.

     The current 1997 exploration program for the Antino project provides for the completion of an additional 6,000 to 8,000 meters of core drilling. The next phase of drilling has been designed to test for continuity of mineralization within the main shear in the Central Zone of Upper Antino to a vertical depth of approximately 400 meters over the 350 meter strike length of the zone. Concurrently, a program of ground geophysics and additional deep auguring is scheduled to be conducted to allow for improved structural interpretation and planning of additional core drilling of the potential offset extensions of the main Central zone shear both to the north and south. Deep auguring is planned to continue on Northwest and Northeast zones of the Upper Antino target as well as the principal anomalous zones of the Lower Antino target. Additional core drilling is also planned at Lower Antino.

     Ndori, Kenya

     In December 18, 1996, the Company and its approximately 58% owned subsidiary Pan African Resources Corporation ("PARC") were granted the immediate right to explore and an option by San Martin Mining and Investment Company ("San Martin") to acquire a 75% or greater interest in a mining lease or leases issued with respect to the 130,000 hectare Ndori project in southwestern Kenya bordering Lake Victoria. To date, PARC has made payments to San Martin totaling $600,000 and must make minimum expenditures of $600,000 in each of the next two years in order to maintain its interests in the property. In addition, PARC must relinquish 50% of the original 130,000 hectare Ndori project area by December 1998 and a further 25% of the original project area by December 1999.

     The geology of the Ndori property is an extension of the Tanzanian gold fields to the south and beneath Lake Victoria, with the property lying within a well differentiated suite of Archaen volcanics. During the peak of Kenyan gold production in the 1930's, the Ndori area was a significant center of gold mining activity.

     Past mining activity by others in the Ndori project area primarily exploited numerous small quartz reefs. PARC's exploration program will investigate the potential of the Ndori property to host bulk mining deposits capable of supporting large scale, modern mining operations.

     Dul Mountain, Ethiopia

     In March 1997, after reviewing the results of the exploration conducted on the Dul Mountain project, the management of PARC concluded that a large portion of the Dul Mountain property did not meet PARC's expectations. As a result of the disappointing results of the exploration program at Dul Mountain, the Company decided to write-down as at December 31, 1996 capitalized expenditures totaling $4.0 million. The Company's share of this charge was $2.3 million after minority interest.

     Dioulafoundou, Mali

     On March 7, 1997, PARC granted African Selection Mining Corporation ("ASM") a three-year option to acquire 50% of the issued and outstanding shares of PARC Dioulafoundou Ltd. and PARC Fougala S.A., which hold PARC's interests in the Dioulafoundou project area. In order to maintain its rights under the option, ASM must incur exploration expenditures on the property of at least $4.5 million prior to October 31, 1999 with $450,000 during the period commencing March 1, 1997 and ending September 30, 1997 ("Phase I"), $1.5 million during the period commencing October 1, 1997 and ending September 30, 1998, and $2.5 million during the period commencing October 1, 1998 and ending October 31, 1999. Should ASM fail to make the required $450,000 in expenditures for Phase I within the prescribed deadline, it will be required to pay the amount of the shortfall to PARC in cash, subject to certain contingencies in order to maintain its rights under the option.

     The work program for 1997 to be conducted by ASM is anticipated to involve induced polarization geophysical surveys to assist in better defining potential gold bearing structures. Additional geochemistry, including termite mound sampling, will be completed. Based upon results of this work, it is anticipated that ASM will conduct a core and reverse circulation drilling program to continue the evaluation of the property during 1997.

                                USE OF PROCEEDS

     The proceeds of this offering will be approximately $22.7 million before deducting expenses of the offering, estimated at $300,000, which will be paid by the Company out of its general funds. The net proceeds will be used to fund exploration and development of gold and diamond projects in South America and Africa and for working capital and general corporate purposes, including potential property acquisition and development opportunities.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at December 31, 1996, and as adjusted to give effect to the sale of the 3,025,000 Common Shares offered hereby and the receipt by the Company of estimated proceeds of $22.7 million before deducting expenses of the offering, estimated at $300,000, which will be paid by the Company out of its general funds.

                                               DECEMBER 31, 1996
                                           -------------------------
                                            ACTUAL     AS ADJUSTED
                                           --------   --------------
                                               ($ IN THOUSANDS)
Shareholders' equity:
  Common Shares (without par value,
     unlimited shares authorized; issued
     and outstanding as of December 31,
     1996 25,941,103 actual, 28,966,103
     as adjusted).......................   $129,954      $152,642
  Stock Option Loans....................     (4,012)       (4,012)
  Deficit...............................    (47,848)      (47,848)
          Total capitalization..........   $ 78,094      $100,782

                          PRICE RANGE OF COMMON SHARES

     The Common Shares are traded on the American Stock Exchange under the symbol "GSR" and on the Toronto Stock Exchange under the symbol "GSC." The following table sets forth, for the indicated periods, the high and low sales prices of the Common Shares for the American Stock Exchange and The Toronto Stock Exchange.

                                                AMERICAN                TORONTO
                                             STOCK EXCHANGE          STOCK EXCHANGE
                                           ------------------      ------------------
                                            HIGH        LOW         HIGH        LOW
                                           ------      ------      ------      ------
                                               (U. S. $)                (CDN. $)
1994
  First Quarter.........................   $16.50      $14.13      $22.00      $19.00
  Second Quarter........................    15.13       10.25       20.88       14.25
  Third Quarter.........................    13.75        8.38       18.25       11.50
  Fourth Quarter........................    13.50        7.75       18.13       10.50
1995
  First Quarter.........................   $ 8.50      $ 6.58      $11.75      $ 9.25
  Second Quarter........................     8.75        6.63       12.00        9.25
  Third Quarter.........................     7.00        4.88        9.88        6.75
  Fourth Quarter........................     6.00        4.50        8.00        6.25
1996
  First Quarter.........................   $16.25      $ 5.19      $22.00      $ 7.25
  Second Quarter........................    19.13       12.88       26.00       17.25
  Third Quarter.........................    19.75       11.75       27.10       16.75
  Fourth Quarter........................    21.00       12.75       28.25       18.00
1997
  First Quarter.........................   $16.00      $10.50      $22.25      $14.45
  April 1-23............................    10.63        7.75       14.80       10.50

                                DIVIDEND POLICY

     The Company has not declared or paid cash dividends on its Common Shares since its inception and does not expect to do so in the near future. In determining whether to pay dividends in the future, the Company's Board of Directors will consider then current business results, cash requirements and the financial condition of the Company.

                            DETAILS OF THE OFFERING

THE OFFERING

     The offering consists of 3,025,000 million Common Shares at a price of $7.50 per Common Share.

     The outstanding Common Shares of the Company are traded on the American Stock Exchange under the symbol "GSR" and on the Toronto Stock Exchange under the symbol "GSC." The Common Shares offered hereby have been approved for listing on the American Stock Exchange.

REGISTRAR AND TRANSFER AGENT

     The registrar and transfer agent for the Common Shares is The R-M Trust Company at its principal offices in Vancouver, Toronto and Montreal. ChaseMellon Shareholder Services, L.L.C., at its principal office in New York, acts as co-registrar and co-transfer agent for the Common Shares in the United States.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following summary sets forth certain material United States federal income tax matters that may be relevant with respect to the acquisition, ownership and disposition of Common Shares. This summary addresses only the United States federal income tax considerations of holders that are citizens or residents of the United States, partnerships or corporations created in or under the laws of the United States or any political subdivision thereof or therein, or estates or trusts the income of which is subject to United States federal income taxation regardless of its source that will hold the Common Shares as capital assets. This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, dealers in securities or currencies, tax-exempt entities, persons that will hold Common Shares as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes, persons that have a functional currency other than the U.S. dollar or holders of 10% or more (by voting power) of Common Shares. This summary is based upon the tax laws and regulations of the United States as in effect as of the date hereof, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

     EACH PROSPECTIVE PURCHASER SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF ACQUIRING, OWNING OR DISPOSING OF COMMON SHARES.

COMMON SHARES -- INCORPORATION BY REFERENCE

     The Company's Annual Report on Form 10-K for the year ended December 31, 1996 is hereby incorporated by reference, including the discussion of certain material United States federal income tax consequences of acquiring, owning or disposing of Common Shares contained therein.

               CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general discussion of the material Canadian federal income tax consequences applicable to a holder of Common Shares who is a resident of the United States and who is not, and is not deemed to be, a resident of Canada who holds such Common Shares as capital property and who does not use or hold such Common Shares in carrying on a business in Canada (a "Non-Resident Holder").

     This summary is based on the current provisions of the Income Tax Act (Canada) and regulations thereunder (the "ITA") and all specific proposals to amend the ITA publicly announced prior to the date hereof by the Minister of Finance (Canada) and the current administrative practices of Revenue Canada, Customs, Excise and Taxation ("Revenue Canada"). It has been assumed that all specific proposals to amend the ITA will be enacted in substantially their present form and that no other relevant amendments to the ITA will come into force. However, no assurance can be given to this effect. Except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations which may differ from those described herein. See "Certain United States Federal Income Tax Considerations" herein.

     This summary is not exhaustive of all possible Canadian federal income tax consequences to all Non-Resident Holders and in particular will not be applicable where the Non-Resident Holder is a non-resident insurer carrying on an insurance business in Canada in respect of which the Common Shares are held or used in Canada. Nor should these comments be interpreted as legal or tax advice to any particular Non-Resident Holder, each of whom should consult its own tax advisors with respect to their particular circumstances.

DIVIDENDS

     Dividends (including deemed dividends) paid or credited on the Common Shares to a Non-Resident Holder will be subject to withholding tax in Canada. The Canada-United States Income Tax Convention, 1980, as amended (the "Treaty") provides that the normal 25% rate of withholding tax on the gross amount of such dividends is reduced to 15% if paid to a resident of the United States. The Treaty provides for a further reduction of the withholding tax rate to 5% if the beneficial owner of such dividends is a company (any entity which is treated as a body corporate for tax purposes) which is a resident of the United States and which owns at least 10% of the voting stock of the Company.

CAPITAL GAINS

     A Non-Resident Holder will not be subject to tax under the ITA in respect of a capital gain realized upon the disposition or deemed disposition (such as would arise on the death of an individual Non-Resident Holder) of a Common Share unless such property is "taxable Canadian property" to the Non-Resident Holder. A Common Share will be taxable Canadian property to a Non-Resident Holder if, at any time during the five year period ending at the time of disposition of such property, the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm's length, or the Non-Resident Holder together with all such persons owned 25% or more of the issued shares of any class of the capital stock of the Company.

     However, under the Treaty, a Non-Resident Holder to whom a Common Share represents taxable Canadian property will not be liable to tax in Canada in respect of a capital gain realized on the disposition of such Common Share unless:

-- the value thereof is derived principally from real property situated in Canada (including mineral properties in Canada and rights in relation thereto), or

-- the Non-Resident Holder was a resident of Canada for 120 months during any period of 20 consecutive years preceding the disposition of such Common Share and was a resident of Canada at any time during the 10 years immediately preceding such disposition and owned such Common Share (or property for which the Common Share was substituted) at the time the Non-Resident Holder ceased to be a resident of Canada (proposed amendments to the ITA will apply to persons who cease to be a resident of Canada after October 1, 1996 and will deem all shares owned by such persons to have been disposed of at fair market value at that time).

                              PLAN OF DISTRIBUTION

     The Company agreed to issue and sell an aggregate of 3,025,000 Common Shares to more than 30 purchasers, pursuant to the terms of subscription agreements between each such purchaser and the Company, on April 25, 1997 or such other date as the parties to such agreements may agree, at a price of $7.50 per Common Share.

     The Common Shares are not being offered through underwriters. The Company will not pay any underwriting discounts or commissions in connection with the offering of the Common Shares.

                           GOLDEN STAR RESOURCES LTD.

                                 COMMON SHARES
                                PREFERRED SHARES
                          CONVERTIBLE DEBT SECURITIES
                                    WARRANTS
                             ---------------------
     Golden Star Resources Ltd. (the "Company" or "Golden Star") may offer from time to time (i) common shares without par value (the "Common Shares"), (ii) first preferred shares (the "Preferred Shares") in one or more series, (iii) convertible debt securities (the "Convertible Debt Securities"), consisting of debentures, notes and/or other evidences of indebtedness representing unsecured obligations of the Company convertible into Common Shares and (iv) warrants (the "Warrants") to purchase Common Shares, Preferred Shares or Convertible Debt Securities. The foregoing securities are collectively referred to as the "Securities." Any Securities may be offered with other Securities or separately. Securities may be sold for U.S. dollars, foreign currency or currency units, including the European Currency Unit; amounts payable with respect to any Convertible Debt Securities may likewise be payable in U.S. dollars, foreign currency or currency units, including the European Currency Unit, in each case, as the Company specifically designates. The amounts payable by the Company in respect of Convertible Debt Securities may be calculated by reference to the value, rate or price of one or more specified commodities, currencies or indices as set forth in an accompanying Prospectus Supplement. The Securities will be offered at an aggregate initial offering price not to exceed U.S. $75,000,000 or the equivalent (based on the applicable exchange rate at the time of sale) if Convertible Debt Securities of the Company are issued in principal amounts denominated in one or more foreign currencies or currency units as shall be designated by the Company.

      SEE "RISK FACTORS" COMMENCING ON PAGE 8 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE SECURITIES.

     This Prospectus will be supplemented by one or more accompanying Prospectus Supplements, which will set forth with regard to the particular Securities in respect of which this Prospectus is being delivered (i) in the case of Common Shares, the number of Common Shares and the terms of the offering thereof, (ii) in the case of Preferred Shares, the designation, aggregate principal amount and stated value and liquidation preference per share, initial public offering price, dividend rate (or method of calculation), dates on which dividends shall be payable, any redemption or sinking fund provisions, any conversion or exchange rights, whether the Company has elected to offer the Preferred Shares as depositary shares, any listing of such Preferred Shares on a securities exchange, and any other terms in connection with the offering and sale of such Preferred Shares, (iii) in the case of Convertible Debt Securities, title, aggregate principal amount, currency of denomination, maturity, interest rate, if any (which may be fixed or variable), or method of calculation thereof, time of payment of any interest, any terms for redemption at the option of the Company or the holder, any terms for sinking fund payments, any index or other method used to determine the amounts payable, the ranking of such Convertible Debt Securities (whether senior, senior subordinated or subordinated), any conversion rights, at the option of the Company or the holder, any listing on a securities exchange, the initial public offering price and any other terms in connection with the offering and sale of such Convertible Debt Securities, and
(iv) in the case of Warrants, the number and terms thereof, the number of shares of Common Shares or Preferred Shares or amount of Convertible Debt Securities issuable upon their exercise, the exercise price, the periods during which the Warrants are exercisable, any listing of such Warrants on a securities exchange and any other terms in connection with the offering, sale and exercise of such Warrants. The Prospectus Supplement will also contain information, as applicable, about certain United States and Canadian Federal income tax considerations relating to the Securities in respect of which this Prospectus is being delivered.

     The Company's Common Shares are traded on the American Stock Exchange under the symbol "GSR" and The Toronto Stock Exchange under the symbol "GSC." Each Prospectus Supplement will indicate if the Securities offered thereby will be listed on any securities exchange.

     The Company may sell Securities to or through one or more underwriters, and may also sell Securities directly to other purchasers or through agents. See "Plan of Distribution." Each Prospectus Supplement will set forth the names of any underwriters, dealers or agents involved in the sale of the Securities in respect of which this Prospectus is being delivered, the principal amount, if any, to be purchased by any such Underwriters, and any applicable fee, commission or discount arrangements with them.
                             ---------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                    ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------
     This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement.

                The date of this Prospectus is November 8, 1996.

     NO DEALER, SALESMAN, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR IN THE PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER, AGENT OR DEALER. NEITHER THE DELIVERY OF THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER SHALL CREATE, UNDER ANY CIRCUMSTANCES, AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT, OR IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE. NEITHER THIS PROSPECTUS NOR THE ACCOMPANYING PROSPECTUS SUPPLEMENT CONSTITUTES AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES OFFERED HEREBY, NOR DO THEY CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SALE IS UNLAWFUL OR NOT AUTHORIZED OR IN ANY JURISDICTION IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files, reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street N.W., Washington, D.C. 20549; and at its regional offices located at Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511; and 13th Floor, 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street N.W., Washington, D.C. 20549, at prescribed rates. The Company also is subject to the information and reporting requirements of the securities regulatory authorities of certain provinces of Canada and files similar reports, proxy statements and other information with such authorities. Such reports, proxy statements and other information concerning the Company also can be inspected and copied at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006 and the offices of The Toronto Stock Exchange, 2 First Canadian Place, Toronto Ontario, Canada M5X 1J2. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is http://www.sec.gov.

     The Company has filed with the Commission a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933 (the "Securities Act") with respect of the Securities covered by this Prospectus. This Prospectus, which forms part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and such securities, reference is hereby made to such Registration Statement, including the exhibits filed therewith. The Registration Statement and the exhibits thereto can be obtained by mail from or inspected and copied at the public reference facilities maintained by the Commission as provided in the prior paragraph.

                    ENFORCEMENT OF CERTAIN CIVIL LIABILITIES

     Golden Star Resources Ltd. is a corporation subsisting under the laws of Canada and certain of its directors and officers, as well as certain of the experts named herein, are neither citizens nor residents of the United States. A substantial part of the assets of several of such persons and of the Company are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon such persons or to enforce against them or the Company within the United States judgment of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability against such persons and Golden Star Resources Ltd. in Canada, in original actions or in actions to enforce judgments of United States courts, of liabilities predicated solely upon the federal securities laws of the United States.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated by reference in this Prospectus:

     (1) Annual Report on Form 10-K for the year ended December 31, 1995, filed with the Commission on March 29, 1996, as amended by Amendment to Annual Report on Form 10-K/A, filed with the Commission on April 30, 1996.

     (2) Current Reports on Form 8-K, filed with the Commission on January 10, 1996, February 7, 1996, March 4, 1996, April 2, 1996 and May 8, 1996.

     (3) Quarterly Reports on Form 10-Q, filed with the Commission on May 15, 1996 and August 14, 1996.

     (4) 1996 Proxy Statement and Information Circular for the 1996 Annual Meeting of Shareholders, filed with the Commission on May 16, 1996.

     (5) The description of the Common Shares contained in the Company's Articles (incorporated by reference to Exhibit 1.1 to the Company's Registration Statement on Form 20-F, filed on May 10, 1993).

     (6) The Company's Shareholder Rights Plan included in the Company's Current Report on Form 8-K, filed with the Commission on May 8, 1996.

     All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the Offering of the Securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, on the oral or written request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits, unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to the Secretary, Golden Star Resources Ltd., One Norwest Center, 1700 Lincoln Street, Suite 1950, Denver, Colorado 80203, (303) 830-9000.

     References in this Prospectus to the term "Golden Star" or to the term "Company" refer to Golden Star Resources Ltd. and its consolidated subsidiaries, including, without limitation, Guyanor Resources S.A. ("Guyanor") and Pan African Resources Corporation ("PARC"), unless the context otherwise requires. Certain terms and measurements used herein are defined in "Glossary of Terms" included in this Prospectus.

     The information in this Prospectus is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto appearing in this Prospectus or incorporated by reference herein.

                             CANADIAN PROSPECTUSES

     The Company is filing with certain Canadian securities regulatory authorities a shelf prospectus relating to the potential offering in Canada of up to 5,000,000 common shares (including the Common Shares offered hereunder) and a shelf prospectus relating to the potential offering in Canada of convertible debt securities at an aggregate initial offering price of up to U.S. $75,000,000 (including the Convertible Debt Securities offered hereunder). Canadian securities laws do not permit the use of an unallocated (as between common shares and debt securities) shelf prospectus.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements in this Prospectus and any Prospectus Supplement constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements express or implied by such forward-looking statements. Such factors include, among others, gold and diamond exploration and development costs and results, fluctuation of gold prices, foreign operations and foreign government regulation, competition, uninsured risks, recovery of reserves, capitalization and commercial viability and requirements for obtaining permits and licenses. See "Risk Factors" and "Business and Properties."

                  REPORTING CURRENCY AND FINANCIAL INFORMATION

     For the periods prior to May 15, 1992, the Company's reporting currency was the Canadian dollar. In addition, the Company historically has raised most of its equity capital in Canadian dollars. The Company's current reporting currency is the United States dollar.

     All amounts in this Prospectus and any Prospectus Supplement or incorporated herein by reference are expressed in United States dollars, unless otherwise indicated. References to (i) "Cdn" are to Canadian dollars, (ii) "FF" are to French francs and (iii) "R" are to Brazilian reals.

     Financial information is presented in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). Differences between generally accepted accounting principles in the United States ("U.S. GAAP") and Canadian GAAP as applicable to the Company, are explained in Note 14 to the Company's Consolidated Financial Statements incorporated by reference herein.

                                  GOLD PRICES

     The following table sets forth for the last ten years the high and low selling prices of gold, as provided by the New York Commodities Exchange ("COMEX"):

                      YEAR                          HIGH        LOW
                      ----                         -------    -------
1986.............................................  $441.10    $327.00
1987.............................................  $497.10    $392.10
1988.............................................  $487.00    $394.00
1989.............................................  $418.90    $358.10
1990.............................................  $422.40    $346.80
1991.............................................  $403.20    $344.30
1992.............................................  $359.30    $329.70
1993.............................................  $407.00    $326.30
1994.............................................  $398.00    $370.60
1995.............................................  $395.40    $371.20

     The closing trading price per ounce of gold quoted by COMEX on November 4, 1996 was $379.60.

                                 EXCHANGE RATES

     The following table sets forth certain exchange rates based on the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"). Such rates are set forth as United States dollars per Cdn. $1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per U.S. $1.00.

                              SIX MONTHS
                            ENDED JUNE 30,            YEARS ENDED DECEMBER 31,
                            --------------    -----------------------------------------
                            1996     1995     1995     1994     1993     1992     1991
                            -----    -----    -----    -----    -----    -----    -----
                                              (U.S. $ PER CDN. $1.00)
High for period...........  .7391    .7396    .7527    .7632    .8046    .8757    .8926
Low for period............  .7235    .7023    .7023    .7103    .7439    .7761    .8587
End of period.............  .7322    .7279    .7323    .7128    .7544    .7865    .8652
Average for period (1)....  .7310    .7224    .7305    .7300    .7729    .8235    .8726

---------------

(1) The average of the exchange rates on the last day of each month in the applicable period.

     On November 4, 1996, the inverse of the Noon Buying Rate was Cdn. $1.00 = U.S. $0.7485.

                                  THE COMPANY

     Golden Star is an international gold and diamond exploration company with a diverse portfolio of active exploration and development projects and operating mines in approximately ten countries on two continents. The Company's core focus is on the acquisition, discovery and development of gold and diamond projects. Once it identifies such projects, Golden Star's business strategy is, if appropriate, to enter into partnership arrangements with major mining companies to develop and operate mines. The Company currently has properties in various stages of development in Guyana, French Guiana (through its approximately 69% owned publicly traded subsidiary, Guyanor), Suriname, Brazil and Bolivia in South America and Eritrea, Ethiopia, Gabon, Ivory Coast and Mali in Africa (through its approximately 60% owned publicly traded subsidiary, PARC).

     Golden Star is a substantial mining exploration organization, with over 50 professional geologists on staff and over 600 individuals in the field. The Company's estimated exploration spending for 1996, including funding provided by its partners, is approximately $35.4 million. The Company's efforts are concentrated in a geologic domain known as greenstone belts, which are ancient volcanic-sedimentary rock assemblages. Greenstone belts are known to be favorable geologic environments for gold mineralization and account for a significant proportion of the world's historic gold production. The Company began its exploration activities in 1985 in the tropical, Proterozoic greenstone belts of the Guiana Shield and more recently extended its activities to the geologically related greenstone belts of the Brazilian Shield and the West African Shield and finally to the greenstone belts of eastern Africa.

     Golden Star was one of the first North American gold companies to become actively involved in the search for gold and diamonds in Guyana, French Guiana and Suriname in South America and Eritrea, Ethiopia and Ivory Coast in Africa. As a result, the Company has built a significant portfolio of prospective exploration acreage on a cost effective basis. In recognition of the Company's exploration expertise and in competition with some of the world's major mining companies, Golden Star was one of the first foreign companies to be awarded exploration rights in Ethiopia and Eritrea and was the first foreign company awarded the right to earn a 50% interest in a gold project owned by the Brazilian state mining company, Companhia Vale do Rio Doce ("CVRD").

     Exploration requires a different set of skills from those required for mine operation. Therefore, Golden Star's business strategy is to focus exclusively on its core skills of gold and diamond exploration and property acquisition, with the ultimate goal of holding significant ownership interests in large scale gold and diamond mines. The Company believes that it can achieve the greatest increase in shareholder value from the discovery and development, rather than from the exploitation, of mineral resources. By entering into partnership arrangements with major mining companies that have the technical skills and financial resources to develop and operate major mines, the Company also seeks to profit from the exploitation of the mineral resources that it discovers. To date, the Company has funded its activities through the issuance of equity securities and partner contributions and expects that these will be its primary means of funding for the next several years. However, the Company's long-term objective is to fund additional exploration and the development of new projects with the cash flow from its mining interests.

     Golden Star's initial exploration success in 1986 resulted in the development of the Omai Gold Mine in Guyana, which commenced commercial production in January 1993. The Omai Mine, in which the Company holds a 30% equity interest, is one of South America's largest operating gold mines, with proven and probable reserves of approximately 3.3 million ounces as of December 31, 1995, after production of over 630,000 ounces. The Omai's Mine's anticipated 1997 production is in excess of 300,000 ounces. In early 1997, the Company expects to complete a final feasibility study on its second major project, Gross Rosebel, located in Suriname. The Company currently estimates total proven and probable reserves at Gross Rosebel to be approximately 1.1 million ounces and a substantial drilling program is underway to attempt to delineate additional reserves. In September 1996, Guyanor and Golden Star announced probable reserves at the Yaou project in French Guiana of approximately 10.3 million tonnes grading 2.7 g Au/t, representing approximately 876,000 ounces of gold in situ, which is part of total mineralization of approximately 13 million tonnes grading
2.5 g Au/t. Cambior Inc. ("Cambior") is a partner in each of these three projects.

     Golden Star's partnership arrangements at Omai and Gross Rosebel are illustrative of the Company's partnership strategy. Golden Star's partners currently include ASARCO Incorporated ("ASARCO"), Broken Hill Proprietary Co. Ltd. ("BHP"), Cambior, CVRD and LaSource Developpement S.A. ("LaSource"). Under a typical partnership arrangement with a major mining company, Golden Star's partner funds a portion of the exploration to earn an interest in a given project, prepares a feasibility study and manages the tasks and risks involved in engineering, building and operating any mine which warrants development. Certain of the Company's agreements also require its partner to use its best efforts to provide debt financing for construction capital. This strategy enables Golden Star to transfer a portion of the financial risks associated with exploration and development to its partner, provides a means to meet the majority of the financing requirements for project development and allows the project to be built and managed by a company experienced in mine development and operation. The Company's capital and its human resources then can be focused on obtaining and advancing exploration on new properties, thereby diversifying the Company's interests among a wide range of properties at different stages of exploration and development.

     Golden Star believes it is poised to rapidly advance a number of projects by the end of 1997. The Company's objectives during this period include (i) the completion of a final feasibility study at Gross Rosebel in Suriname and, if positive, the commencement of mine construction, (ii) the commencement of intensive exploration at Andorinhas in Brazil, (iii) the continuation of drilling on the Yaou, Dorlin, St-Elie and Paul-Isnard gold projects in French Guiana, at Dioulafoundou in Mali and at Dul Mountain in Ethiopia and (iv) the continuation of bulk sampling at the Dachine diamond project in French Guiana.

     The head office of the Company is located at One Norwest Center, 1700 Lincoln Street, Suite 1950, Denver, Colorado 80203; its telephone number is
(303) 830-9000. The Company's registered and records office is located at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia V6C 3H4; its telephone number is (604) 891-3688.

                                  RISK FACTORS

     Prospective purchasers of Securities should carefully read this Prospectus, any Prospectus Supplement delivered herewith, and the documents incorporated by reference herein and therein. Ownership of Securities involves certain risks. In determining whether to purchase Securities, prospective investors should consider carefully the following risk factors and the other information contained in this Prospectus, as well as the other risk factors and information set forth in any Prospectus Supplement delivered herewith.

RISKS OF EXPLORATION AND DEVELOPMENT

     Mineral exploration and development involves a high degree of risk and few properties which are explored ultimately are developed into commercially producing mines. The long-term success of the Company's operations will be substantially and directly related to the cost and success of its exploration programs. The risks associated with the exploration for new mineralization include the identification of potential gold mineralization based on surficial analysis, the attraction and retention of experienced geologists and drilling personnel, the quality and availability of third party assaying, sampling errors, geological, geophysical, geochemical and other technical analyses and other factors. Substantial early stage expenditures are required to outline mineralized prospects and establish ore reserves through, among other things, drilling and the preparation of feasibility studies and mine plans, and to develop and construct the mining and processing facilities at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that (i) minerals will be discovered in sufficient quantities and/or grades to constitute reserves or justify commercial operations, (ii) the Company will be successful in partnering with companies to develop and operate those properties that are commercially attractive on acceptable or attractive terms or (iii) the funds required for development can be obtained by the Company or any of its partners on a timely or commercially reasonable basis. Further, even if reserves are delineated, it may require a number of years and significant expenditures until production is possible, during which time the economic feasibility of a property may change. Additionally, the Company will be reliant on its partners in each project for technical expertise in the development and operation phases of the project, and, in certain instances, for financing, until cash flow is generated from the property for the Company's account. Finally, to the extent the Company's mineral reserves are produced and sold, the Company must continually acquire new mineral prospects and explore for and develop new mineral reserves to replace such reserves.

UNCERTAINTY OF RESERVE AND OTHER MINERALIZATION ESTIMATES

     There are numerous uncertainties inherent in estimating proven and probable reserves and other mineralization, including many factors beyond the control of the Company. The estimation of reserves and other mineralization is a subjective process and the accuracy of any such estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may justify revision of such estimates. No assurance can be given that the volume and grade of reserves recovered and rates of production will not be less than anticipated. Assumptions about prices are subject to great uncertainty and gold prices have fluctuated widely in the past. Declines in the market price of gold or other precious metals also may render reserves or other mineralization containing relatively lower grades of mineralization or requiring more extensive processing uneconomic to exploit. If the price realized by the Company for its gold bullion were to decline substantially below the price at which ore reserves were calculated for a sustained period of time, the Company potentially could experience reductions in reserves and asset write-downs. Under such circumstances, the Company may discontinue the development of a project or mining at one or more of its properties. Further, changes in operating and capital costs and other factors, including but not limited to short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades, may materially and adversely affect reserves.

FLUCTUATION OF PRICES

     To the extent that the Company has any revenues from operations, such revenues are expected to be in large part derived from the mining and sale of gold. The price of gold can fluctuate, and in the past has fluctuated, widely and is affected by numerous factors beyond the Company's control, including international economic and political trends, inflation expectations, interest rates, central bank sales and purchases, global or regional consumptive patterns (such as the development of gold coin programs), speculative activities and increased production due to new mine developments and improved mining and production methods. The effect of these factors on the price of gold cannot be accurately predicted.

     The current demand for, and supply of, gold affect gold prices but not necessarily in the same manner as current demand and supply affect the prices of other commodities. The potential supply of gold consists of new mine production plus existing stocks of bullion and fabricated gold held by governments, financial institutions, industrial organizations and individuals. Since mine production in any single year constitutes a very small portion of the total potential supply of gold, normal variations in current production do not necessarily have a significant effect on the supply of gold or on its price. If gold prices should decline below the Company's cash costs of production and remain at such levels for any sustained period, the Company could determine that it is not economically feasible to continue commercial production at any or all of its mines.

     Moreover, on a given date, the prices used in estimating the Company's ore reserves are based on the price of gold on such date. If the Company were to determine that its reserves and future cash flows should be calculated at significantly lower gold prices than those used on the measurement date, there would likely be a material reduction in the amount of its gold reserves. Should such reductions occur, material write-downs of the Company's investment in mining properties may be required. See "Gold Prices."

CAPITALIZATION AND COMMERCIAL VIABILITY

     The Company has limited financial resources. To date, and for the reasonably foreseeable future, its exploration and development activities have not generated and are not expected to generate substantial revenues, which has caused, and is expected to continue for the reasonably foreseeable future to cause, the Company to incur losses. In addition, the Company historically has incurred significant expenditures in connection with its exploration activities and contemplates doing so for the foreseeable future. There can be no assurance that additional funding will be available to the Company for further exploration or development of its properties or to fulfill its obligations under any applicable agreements with its partners or the nations in which the Company is operating. Although the Company has been successful in the past in obtaining financing through the sale of equity securities and through partnership arrangements involving several of the Company's properties, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable, or that such partnership arrangements will continue to be available for the Company's properties on acceptable terms. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the Company's properties with the possible loss of the Company's interest in such properties.

     If the Company proceeds to production on a particular property, commercial viability will be affected by certain factors that are beyond the Company's control, including the specific attributes of the deposit (such as mineral grade and stripping ratio), the fluctuation in metal prices, the costs of constructing and operating a mine in a specific environment, processing and refining facilities, the availability of economic sources of energy, adequacy of water supply, adequate access, government regulations including regulations relating to prices, royalties, duties, taxes, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands. The occurrence of any such factors may materially and adversely affect the Company's business, financial condition, results of operations and cash flow.

MARKETABILITY OF DIAMONDS

     The marketability of diamonds which may result from projects advanced by the Company will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of diamonds and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. The price for diamonds is, among other things, based on the size, cut, color and quality of individual diamonds sold and, to a lesser extent, the market supply and demand for diamonds in general.

RISKS OF FOREIGN OPERATIONS

     In certain countries in which the Company has mineral rights (whether held directly or indirectly), there are certain laws, regulations and statutory provisions which, as currently written, could have a material negative impact on the ability of the Company to develop a commercial mine in such countries. The range and diversity of such laws and regulations are such that the Company could not adequately summarize them in this document. Through, among other things, the negotiation of mineral agreements with the governments of these countries, management of the Company intends to seek variances or otherwise to be exempted from the provisions of these laws, regulations and/or statutory provisions. There can be no assurance, however, that the Company will be successful in obtaining such mineral agreements, that any such variances or exemptions can be obtained on commercially acceptable terms or that such agreements will be enforceable in accordance with their terms.

     Further, many of the mineral rights and interests of the Company are subject to government approvals, licenses and permits. Such approvals, licenses and permits are, as a practical matter, subject to the discretion of the applicable governments or governmental officials. No assurance can be given that the Company will be successful in obtaining any or all of such approvals, licenses and permits, will obtain them in a timely fashion or will be able to maintain them in full force and effect without modification or revocation.

     The Company's assets and operations are subject to various political, economic and other uncertainties, including, among other things, the risks of war or civil unrest, expropriation, nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, international monetary fluctuations, currency controls and foreign governmental regulations that favor or require the awarding of drilling contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. In addition, in the event of a dispute arising from foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in the United States or Canada. The Company also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. The Company has suspended its operations in Sierra Leone due to the unstable political situation there and has invoked the force majeure provisions of the contracts pertaining to its Sierra Leone operations. Currently, it is not possible for the Company to accurately predict such developments or changes of law or policy and which, if any, of such developments or changes may have a material adverse impact on the Company's operations.

REQUIREMENT FOR PERMITS AND LICENSES

     The operations of the Company require licenses and permits from various governmental authorities. Except as otherwise described in "Business and Properties" herein or in documents incorporated by reference in this Prospectus, management believes that the Company presently holds substantially all necessary licenses and permits to carry on the activities which it currently is conducting or expects to conduct in the near term under applicable laws and regulations in respect of its properties, and also believes the Company is presently complying in all material respects with the terms of such laws, regulations, licenses and permits, although the Company is in breach of certain provisions of such laws, regulations, licenses and permits from time to time. Such licenses and permits are subject to modification or revocation as discussed above in "Risks of Foreign Operations," as well as changes in regulations and in various operating circumstances. While the Company does not believe that any such breaches will have a material adverse effect on its operations, there can be no assurance that the Company will be able to obtain or maintain in force all necessary licenses and permits that may be required for it to conduct further exploration or commence construction or operation of mining facilities at properties under exploration or to maintain continued operations at economically justifiable costs.

DEPENDENCE ON KEY PERSONNEL

     The Company is dependent on the services of certain key officers and employees, including its Chief Executive Officer, its Chief Financial Officer, its General Counsel and certain of its geologists. Competition in the mining exploration industry for qualified individuals is intense, and the loss of any of these key officers or employees if not replaced could have a material adverse effect on the Company's business and its operations. The Company has entered into agreements with certain of its officers which provide for payments upon termination without cause or, in certain cases, upon a change in control of the Company.

OPERATIONAL HAZARDS AND RESPONSIBILITIES

     The business of gold mining is generally subject to a number of risks and hazards, including environmental hazards, the discharge of pollutants or hazardous chemicals, industrial accidents, labor disputes, encountering unusual or unexpected geological or operating conditions, slope failures, cave-ins, failure of pit walls or dams and fire, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes, as well as other hazards. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Company or its subsidiaries or partnership arrangements to which they are parties also may incur liability as a result of pollution and other casualties. The Company may not be able to insure fully or at all against such risks, due to political or other reasons, or the Company may decide not to insure against such risks as a result of high premiums or for other reasons. Such occurrences, against which it cannot insure, or may elect not to insure, may delay production, increase production costs or result in liability. Paying compensation for obligations resulting from such liability may entail significant costs for the Company and may have an adverse effect on the Company's financial position. Furthermore, insurance against certain risks (including certain liabilities for environmental pollution or other hazards as result of exploration and production) is not generally available to the Company or to other companies within the industry.

MINING AND PROCESSING

     The Company's business operations are subject to risks and hazards inherent in the mining industry, including but not limited to unanticipated grade and other geological problems, water conditions, surface or underground conditions, metallurgical and other processing problems and mechanical equipment performance problems, the unavailability of materials and equipment, accidents, labor force and force majeure factors, unanticipated transportation costs and weather conditions, and prices and production levels of by-products, any of which can materially and adversely affect, among other things, the development of properties, production quantities and rates, costs and expenditures and production commencement dates. In addition, the Company relies upon its partners to manage the development and operating stages of the projects in which it has an interest and, therefore, has less control over such matters than would be the case if the Company were the operator.

     In the case of the Company's exploration properties, there generally is no operating history upon which to base estimates of future operating costs and capital requirements. The economic feasibility of any individual project is based upon, among other things, the interpretation of geological data obtained from drill holes and other sampling techniques, feasibility studies, which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of metals from the ore, comparable facility and equipment costs, anticipated climatic conditions, estimates of labor productivity and other factors. Such exploration properties also are subject to the successful completion of final feasibility studies, issuance of necessary permits and receipt of adequate financing. Accordingly, uncertainties related to operations are magnified in the case of exploration properties.

     As a result of the foregoing risks, expenditures on any and all projects, actual production quantities and rates and cash operating costs, among other things, may be materially and adversely affected and may differ materially from anticipated expenditures, production quantities and rates, and costs, just as estimated production dates may be delayed materially, in each case, especially to the extent exploration properties are involved. Any such events can materially and adversely affect the Company's business, financial condition, results of operations and cash flows.

COMPETITION

     The Company competes with major mining companies and other natural resource companies in the acquisition, exploration, financing and development of new properties and projects. Many of these companies are more experienced, larger, and better capitalized than the Company. The Company's competitive position will depend upon its ability to successfully and economically explore, acquire and develop new and existing mineral resource properties or projects. Factors which allow producers to remain competitive in the market over the long term are the quality and size of the ore body, cost of production and operation generally, and proximity to market. The Company also competes with other mining companies for skilled geologists, geophysicists and other technical personnel, which may result in higher turnover and greater labor costs for the Company.

CURRENCY

     The Company historically has raised most of its equity capital in Canadian dollars, primarily maintains its accounts in U.S. dollars and converts such U.S. dollars into various local currencies on an as needed basis in order to conduct local operations. The Company currently maintains all or the majority of its working capital in U.S. dollars or U.S. dollar denominated securities and converts funds to foreign currencies as payment obligations come due. Accordingly, the Company is subject to fluctuations in the rates of currency exchange between the U.S. dollar and these currencies, and such fluctuations may materially affect the Company's financial position and results of operations. The Company currently has future obligations which are payable in French francs and Brazilian reals and receivables payable in French francs. The Company currently does not actively take steps to hedge against such risks.

GOVERNMENTAL REGULATIONS

     Management believes that compliance with existing regulations in the jurisdictions in which the Company operates which are applicable to the discharge of materials into the environment, or otherwise relating to environmental protection, will not have a material adverse effect on the Company's exploration activities, earnings, expenditures or competitive position. However, there can be no assurance that this will always be the case. New or expanded regulations, if adopted, could affect the exploration or development of the Company's mining projects or otherwise have a material adverse effect on the operations of the Company.

                                USE OF PROCEEDS

     Unless a Prospectus Supplement indicates otherwise, the net proceeds to be received by the Company from the issue and sale from time to time of the Securities will be added to the general funds of the Company to be used to finance the Company's operations and for other general corporate purposes. Pending such application, such net proceeds may be invested in short-term investment grade marketable securities. Each Prospectus Supplement will contain specific information concerning the use of proceeds from the sale of Securities to which it relates.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges(1) for the Company and its subsidiaries was as follows for the six months ended June 30, 1995 and 1996, the years ended December 31, 1995, 1994 and 1993, the periods from May 16, 1992 to December 31, 1992 and July 1, 1991 to May 15, 1992 and the year ended June 30, 1991:

  SIX MONTHS
ENDED JUNE 30,    YEARS ENDED DECEMBER 31,      PERIOD FROM        PERIOD FROM
---------------   ------------------------    MAY 16, 1992 TO     JULY 1, 1991      YEAR ENDED
 1996     1995     1995     1994     1993    DECEMBER 31, 1992   TO MAY 15, 1992   JUNE 30, 1991
------   ------   ------   ------   ------   -----------------   ---------------   -------------
 N/M      N/M      N/M      N/M      N/M        N/M                 N/M              N/M

---------------

(1) The Company's projects are in the exploration or development stages. As a result, the Company has reported net losses for each of the periods presented, except for the six months ended June 30, 1996 for which it reported a gain due to the issuance of common shares by PARC. The Company has not had any material fixed charge obligations for each of the periods presented. Therefore, the ratio of earnings to fixed charges for the Company is not meaningful ("N/M") under both U.S. GAAP and Canadian GAAP.

                            BUSINESS AND PROPERTIES

     Certain statements in "Business and Properties" constitute "forward-looking statements" under the Reform Act. Actual results and the timing of certain events could differ materially from those projected in the forward-looking statements due to a number of factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus. See "Special Note Regarding Forward-Looking Statements" in this Prospectus. The information contained in this Prospectus is qualified in its entirety by the more detailed information, descriptions and consolidated financial statements and notes thereto appearing or incorporated by reference in this Prospectus.

GENERAL

     Golden Star is an international gold and diamond exploration company with a diverse portfolio of active exploration and development projects and operating mines in ten countries on two continents. The Company's core focus is on the acquisition, discovery and development of gold and diamond projects. Once it identifies such projects, Golden Star's business strategy is, if appropriate, to enter into partnership arrangements with major mining companies to develop and operate mines. The Company currently has properties in various stages of development in Guyana, French Guiana (through its approximately 69% owned publicly traded subsidiary, Guyanor), Suriname, Brazil and Bolivia in South America and Eritrea, Ethiopia, Gabon, Ivory Coast and Mali in Africa (through its approximately 60% owned publicly traded subsidiary, PARC).

     Golden Star is a substantial mining exploration organization, with over 50 professional geologists on staff and over 600 individuals in the field. The Company's estimated exploration spending for 1996, including funding provided by its partners, is approximately $35.4 million. The Company's efforts are concentrated in a geologic domain known as greenstone belts, which are ancient volcanic-sedimentary rock assemblages. Greenstone belts are known to be favorable geologic environments for gold mineralization and account for a significant proportion of the world's historic gold production. The Company began its exploration activities in 1985 in the tropical, Proterozoic greenstone belts of the Guiana Shield and more recently extended its activities to the geologically related greenstone belts of the Brazilian Shield and the West African Shield and finally to the greenstone belts of eastern Africa.

     Golden Star's initial exploration success in 1986 resulted in the development of the Omai Gold Mine in Guyana, which commenced commercial production in January 1993. The Omai Mine, in which the Company holds a 30% equity interest, is one of South America's largest operating gold mines, with proven and probable reserves of approximately 3.3 million ounces as of December 31, 1995, after production of over 630,000 ounces. The Omai Mine's anticipated 1997 production is in excess of 300,000 ounces. In early 1997, the Company expects to complete a final feasibility study on its second major project, Gross Rosebel, located in Suriname. The Company currently estimates total proven and provable reserves at Gross Rosebel to be approximately 1.1 million ounces and a substantial drilling program is underway to delineate additional reserves. In September 1996, Guyanor and Golden Star announced probable reserves at the Yaou project in French Guiana of approximately 10.3 million tonnes grading 2.7 g Au/t, representing approximately 876,000 ounces of gold in situ, which is part of total mineralization of approximately 13 million tonnes grading 2.5 g Au/t. Cambior is a partner in each of these three projects.

     Golden Star believes it is poised to rapidly advance a number of projects by the end of 1997. The Company's objectives during this period include (i) the completion of a final feasibility study at Gross Rosebel in Suriname and, if positive, the commencement of mine construction, (ii) the commencement of intensive exploration in Andorinhas in Brazil, (iii) the continuation of drilling on the Yaou, Dorlin, St-Elie and Paul Isnard gold projects in French Guiana, at Dioulafoundou in Mali and at Dul Mountain in Ethiopia, and (iv) the continuation of bulk sampling at the Dachine diamond project in French Guiana.

     Golden Star also has created two publicly traded subsidiaries. Guyanor is approximately 69% owned by Golden Star and is incorporated under the laws of France. Guyanor was established in order to comply with French Guiana law requiring a mining company to be a French company. Guyanor's Class B common shares are listed on The Toronto Stock Exchange under the symbol "GRL.B" and were listed on the Nouveau Marche in France on October 30, 1996. PARC is approximately 60% owned by Golden Star and was created in recognition of the unique risk profile of establishing exploration projects across Africa. PARC's common shares are quoted on the Canadian Dealing Network under the symbol "PARC."

BUSINESS STRATEGY

     Golden Star's business strategy is to focus on its core skills of gold and diamond exploration and property acquisition with the ultimate goal of holding significant interests in large scale gold and diamond mines. Golden Star's business strategy is comprised of the following elements:

     - Focus on exploration. Golden Star believes that the greatest increase in shareholder value in the gold and diamond mining sector comes from the discovery of mineral deposits. The Company intends to continue to concentrate its exploration efforts in its areas of expertise, gold and diamond exploration in the tropical greenstone belts of the Guiana Shield, the Brazilian Shield, the West African Shield and the greenstone belts of eastern Africa.

     - Concentrate on current portfolio of properties. Golden Star intends to focus its efforts on advancing the most promising projects within its current portfolio of properties to the feasibility stage. The Company continues to pursue new opportunities and may make selective additional acquisitions of promising properties.

     - Partner with major mining companies. Golden Star intends to continue to leverage its exploration capital by entering into partnership arrangements with major mining companies that have the technical skills and financial resources to develop and operate large modern mining operations. This strategy enables the Company to transfer a portion of the financial risks associated with exploration and development to its partners and to utilize a greater portion of its funds to explore and develop additional projects.

     - Maintain a strong local presence in the countries where Golden Star operates. Golden Star intends to continue its practice of locating offices, the majority of its employees and certain of its executives in the countries where Golden Star has exploration, development and mining interests. Many of the Company's employees are from the countries in which Golden Star operates. The Company believes that its local presence and hiring practices support its exploration efforts by enabling the Company to establish and maintain relationships with local government officials and business leaders. In addition, Golden Star believes that its decentralized local management structure permits it to make better informed exploration and management decisions.

                     [MAP OF CERTAIN SOUTH AMERICAN PROJECT
                  LOCATIONS OF GOLDEN STAR RESOURCES LTD. AND
                               GUYANOR RESSOURCES S.A.]

                  [MAP OF CERTAIN AFRICAN PROJECT LOCATIONS OF
                       PAN AFRICAN RESOURCES CORPORATION]

     The following table is a guide to Golden Star's current portfolio of mineral properties. The nature of the exploration business is such that this information changes continually as new properties are identified and acquired, and existing ones mature for development, are sold or are released.

                                                                                        1996 ESTIMATED
                                   PROPERTY             AREA                             EXPENDITURES
         COUNTRY              (PERCENT OWNED)(1)     (HECTARES)        STATUS(2)        ($ MILLIONS)(3)
         -------            -----------------------  ----------        ---------        ---------------
SOUTH AMERICA
  Guyana(4)...............  Omai (30%)                   5,200    Producing mine               N/A
                            Other (100%)               108,000    Exploration -- early       $ 5.2
                                                                    and intermediate
                                                                    stages
  Suriname(4).............  Gross Rosebel (40%-50%)     17,000    Prefeasibility study       $ 7.5
                                                                    completed; final
                                                                    feasibility study
                                                                    in process
                            Other (75-100%)            380,273    Exploration -- early       $ 3.2
                                                                    stage
  French Guiana(5)........  Yaou (50%)                  15,000    Prefeasibility study       $ 1.5
                                                                  in process
                            Dorlin (50%)                15,000    Exploration --             $ 1.5
                                                                    advanced stage
                            St-Elie (50%)                9,900    Exploration --             $ 1.6
                                                                    advanced stage
                            Paul-Isnard (37.5%)         25,100    Exploration --             $ 1.4
                                                                    advanced stage
                            Dachine (31.5-49%)           2,500    Exploration --             $ 1.1
                                                                    intermediate stage
                            Other                        2,500    Exploration -- early       $ 0.3
                                                                    and intermediate
                                                                    stages
  Brazil(4)...............  Andorinhas (50%)            25,000    Exploration --             $ 3.3
                                                                    advanced stage
                            Other                       30,000    Exploration -- early       $ 1.3
                                                                    stage
  Other South               Bolivia                     14,600    Exploration -- early       $ 1.1
    America(4)............                                          stage
AFRICA
  Ethiopia(6).............  Dul Mountain (100%)        180,100    Exploration --             $ 1.8
                                                                    advanced stage
  Mali(6).................  Dioulafoundou (85%)          3,400    Exploration --             $ 0.8
                                                                    advanced stage
                            Other                       22,000    Exploration -- early       $ 0.0
                                                                    stage
  Other Africa(6).........  Other(7)                   790,000    Exploration -- early       $ 3.8
                                                                    and intermediate
                                                                    stages
                                                                                             =====
                                                                  TOTAL                      $35.4

---------------

(1) Percentages identified are the percentages Golden Star would own assuming either the Company or each of its partners achieves the maximum percentage ownership permissible under the applicable partnership arrangement. Percentages currently owned by Golden Star may be higher or lower. See
    "-- Properties" and the Company's Annual Report on Form 10-K and other documents incorporated by reference herein for a discussion of such potential changes and for additional information on the Company's properties and the ownership interests.

(2) See "Glossary of Terms."

(3) Estimated aggregate expenditures by the Company and its partners.

(4) Properties in this country are owned by Golden Star Resources Ltd. or a wholly owned subsidiary of Golden Star Resources Ltd.

(5) Properties in this country are owned by Guyanor, which is approximately 69% owned by Golden Star Resources Ltd.

(6) Properties in these countries are owned by Golden Star or by PARC, which is approximately 60% owned by Golden Star Resources Ltd. Certain properties have been transferred from Golden Star Resources Ltd. to PARC, subject to the approval of the applicable government.

(7) Includes properties located in Eritrea (30,000 hectares), Gabon (363,000 hectares), Ivory Coast (375,000 hectares) and Mali (22,000 hectares).

PROPERTIES

     The following is a description of the Company's significant gold and diamond interests. For more information about these properties and the Company's other mineral property interests, including with respect to the ownership interests and funding obligations of third parties, see the Company's 1995 Annual Report on Form 10-K and Quarterly Reports on Form 10-Q for the first and second quarters of 1996 incorporated by reference herein.

  PRODUCING PROPERTIES

     Omai Mine, Guyana

     The Company owns a 30% common share equity interest in Omai Gold Mines Ltd. ("OGML"), a company incorporated under the laws of Guyana which owns and operates the Omai Mine. The mine is located on a 5,200 hectare mining license on the Essequibo River approximately 160 kilometers southwest of Georgetown, Guyana. The mine is operated as an equity joint venture between the Government of Guyana, the Company and Cambior, the operator.

     Cambior and the Government of Guyana own 65% and 5% of the common shares of OGML, respectively. The Company and Cambior each has granted the Government of Guyana options to acquire from them up to an additional 13.5% of the common shares of OGML at capital market values, beginning in 2003.

     Golden Star currently receives cash flow from the Omai Mine at the rate of 10% of the after tax cash flow from the Omai Mine through the redemption of Class I preferred shares in OGML. The Company received $1.2 million in 1995 through the redemption of Class I preferred shares and, as of June 30, 1996, held approximately $8.4 million of Class I preferred shares. The Company does not expect to receive dividends from its common share holdings in OGML until debt owed by OGML and guaranteed by Cambior is repaid and Class II and III preferred shares held by Cambior are redeemed. As of June 30, 1996, OGML had $184.2 million in debt outstanding and a total of $53.1 million in Class II and III preferred shares outstanding.

     The Omai Mine was brought into commercial production in January 1993 and currently is the Company's only significant producing property. Gold production for 1993, 1994, 1995 and the first six months of 1996 totaled 206,537 ounces, 250,642 ounces, 175,080 ounces and 85,191 ounces, respectively. Gold production in 1995 was significantly lower than the originally expected amount of 250,000 ounces due primarily to the August 1995 tailings dam failure and resulting lack of production for the remainder of 1995. Quarterly gold production at the Omai Mine for 1995 and the first six months of 1996 was as follows:

                                                 1996                                       1995
                                        ----------------------   -----------------------------------------------------------
                                          FIRST       SECOND       FIRST      SECOND       THIRD        FOURTH       TOTAL
                                        QUARTER(1)    QUARTER     QUARTER     QUARTER    QUARTER(1)   QUARTER(1)    1995(1)
                                        ----------   ---------   ---------   ---------   ----------   ----------   ---------
Ore milled (mt).....................     725,203     1,160,413   1,169,535   1,216,002    655,674         --       3,041,211
Rate (mt/day).......................      13,185        12,752      12,995      13,363      7,127         --          13,165
Grade (g Au/mt).....................         1.6           1.8         1.9         2.0        1.9         --             1.9
Recovery (%)........................          85            89          90          91         91         --              91
Gold production (oz)................      27,204        57,987      64,435      70,005     40,640         --         175,080
Cash cost of production(2)($/oz)....    $    294    $      281  $      234  $      220   $    215         --      $      224

---------------

(1) There was no production at the Omai Mine from August 19, 1995 to February 4, 1996 due to the Omai dam failure.

(2) Cash cost of production includes mining and milling costs, power generation and general services charges.

     Ore reserves at the Omai Mine are derived from four sources: the Fennell pit, the Wenot Lake pit, the alluvial deposits and from above-ground stockpiles. In 1995, ore was processed from each of these sources. The average mined waste to ore ratio for 1995 was 1.98. At December 31, 1995, the stockpiles held 10,094,000 tonnes grading 0.9 g Au/mt. Cash costs of production at the Omai Mine for 1994 and 1995 amounted to $244 per ounce and $224 per ounce, respectively.

     The surface infrastructure at the Omai Mine includes a milling facility equipped with crushing, semi-autogenous grinding, a gravity recovery circuit, carbon-in-pulp cyanide leaching and electro-winning, together with camp facilities, administrative offices, a warehouse, a maintenance shop and a laboratory. Electric power currently is supplied by 15 diesel generators having a total installed capacity of 47 megawatts. The mine site also includes a tailings pond allowing the natural degradation of the cyanide and decanting and recirculation of the water used in milling with discharge of treated process waters into the Omai River.

     The 1996 production target for the Omai Mine is 255,000 ounces. The mill currently is processing stockpiled ore and lower grade soft rock ore from the Wenot pit. Mining of hard rock ore resumed in the Fennell pit upon completion of dewatering during the second quarter. The Omai Mine expanded its rated mill capacity from 12,000 to 18,000 tonnes per day through incremental additions in grinding and power generating capacity which were completed in July 1996. As a result of the $54 million expansion program, annual production rates at the Omai Mine in excess of 300,000 ounces are expected, beginning in 1997.

     The Omai Mine has registered an increase in reserves every year since operations began, exclusive of the gold that has been mined. Total reserves have grown from 2.3 million ounces at year end 1992 to 3.3 million ounces at year end 1995, after production of over 630,000 ounces. The increase in minable gold reserves for 1995 was the greatest year on year increase to date, representing a 24% increase over year end 1994, exclusive of production during 1996. Importantly, the overall grade of the reserves at both the Fennell and Wenot pit registered improvements. Drilling is continuing in 1996 in the East Wenot pit section on a geochemical anomaly more than 1.2 kilometers long, with the intention of further increasing reserves during 1996. The reserves(1) at year-end 1995 and 1994 were estimated as follows:

                                      DECEMBER 31, 1995                         DECEMBER 31, 1994
                           ---------------------------------------   ---------------------------------------
                           PROVEN AND                                PROVEN AND
                            PROBABLE                                  PROBABLE
                            RESERVES      GRADE     CONTAINED GOLD    RESERVES      GRADE     CONTAINED GOLD
                              (MT)      (G AU/MT)        (OZ)           (MT)      (G AU/MT)        (OZ)
                           ----------   ---------   --------------   ----------   ---------   --------------
Fennell Pit..............  43,450,000      1.6        2,217,800      39,977,000      1.5        1,937,000
Wenot Lake Pit...........  14,127,000      1.6          708,100       6,905,000      1.4          309,300
Alluvials................   1,237,000      0.9           38,100       3,946,000      1.1          138,600
Stockpiles...............  10,094,000      0.9          296,600       7,805,000      1.0          240,900
                           ----------      ---        ---------      ----------      ---        ---------
TOTAL....................  68,908,000      1.5        3,260,600      58,633,000      1.4        2,625,800
                           ==========      ===        =========      ==========      ===        =========

---------------

(1) Reserves are calculated using a gold price of $425 per ounce with a cutoff grade of 0.35 g Au/t for soft rock reserves and 0.70 g Au/t for hard rock reserves. Recovery rates range between 85% and 90%, depending on grade.

     On August 19, 1995, a failure occurred in the main section of the tailings dam at the Omai Mine. The failure resulted in the discharge of effluent-contaminated water into the Omai River, which in turn flowed into the Essequibo River. The discharge began on August 19, 1995 and continued until the leakage was controlled by Omai personnel on August 24, 1995. To minimize environmental damage, a portion of the discharged water was diverted into the Fennell Pit, the main source of ore at the Omai Mine. Production at the Omai Mine was suspended from August 19, 1995 until February 4, 1996.

     In October 1995, the Government of Guyana appointed a Commission of Inquiry to examine various matters arising from the dam failure. Its report stated that the Commission of Inquiry could see no justifiable reason for OGML not being permitted to resume production at the Omai Mine. The Commission of Inquiry also made a number of recommendations in its report relating to, among other things, the construction of the new tailings pond, the treatment of water before its release into receiving waters, the reclamation and closure of the former tailings pond and the implementation of other environmental safeguards. Operations at the Omai Mine resumed on February 4, 1996.

     Other Producing Properties

     The Company currently has alluvial mining operations at the Paul-Isnard project in French Guiana. See "-- Development Properties -- Paul-Isnard."

  DEVELOPMENT PROPERTIES

     Gross Rosebel, Suriname

     The Gross Rosebel project covers 17,000 hectares and is located 80 kilometers south of the capital city of Paramaribo, Suriname. As of December 31, 1995, a total of $12.9 million, including capitalized acquisition costs, had been spent at Gross Rosebel since the Company's involvement with the project, of which $6.6 million was funded by Cambior. The Company anticipates that $7.5 million will be spent on the Gross Rosebel project in 1996, with Cambior expected to fund $5.0 million of this amount.

     Golden Star and Cambior each owns 50% of the Gross Rosebel project. Cambior is obligated to use its best efforts to arrange debt financing for 65% of mine construction and related costs, with Golden Star and Cambior each contributing 50% of the remainder of such costs. In addition, Grassalco, a mining company owned and operated by the government of Suriname, has the right to purchase up to a 20% minority interest from Golden Star and Cambior (on a pro rata basis) in the production company that will operate the mine, in which case Grassalco will be obligated to fund its pro rata portion of mine construction and related costs.

     Gross Rosebel is composed of two contiguous areas known as the Northern and Southern blocks. Geologically, the area is underlain by Proterozoic metasedimentary and metavolcanic greenstone rocks which have been intruded by a large tonalitic stock near the southern boundary of the project.

     As part of a prefeasibility study completed in April 1996, Cambior calculated proven and probable gold reserves of approximately 24 million tonnes grading 1.4 g Au/t, representing 1.1 million ounces in situ. These reserves lie in the South block, containing the Royal Hill, Mayo and Rosebel deposits, and the North block, containing the Pay Caro and Koolhoven deposits.

     The 1996 exploration work is focused on drilling to better define and expand the reserve and mineralization base within the five areas where reserves have been established, as well as to identify potential new zones. During the first six months of 1996, an additional 16,585 meters of drilling in 113 holes and 13,312 linear meters of trenching has been completed on the North block of the project. Mineralization was extended along strike on the Pay Caro and East Pay Caro zones by approximately 450 meters, allowing existing open pit plans to be widened and deepened. Results from this core drilling exhibited average widths of mineralization of 8.1 meters with a weighted average grade of 2.4 g Au/t at Pay Caro and average widths of 9.6 meters with a weighted average grade of 2.2 g Au/t at the East Pay Caro zone. Wide spaced, step out drilling along the Koolhoven and Bigi Asanjangmoni trends has been successful, although additional closer spaced drilling will be required to bring this mineralization into the reserve category. Metallurgical test work conducted during the prefeasibility study has indicated recoveries in excess of 90% using conventional gravity and cyanide leaching recovery methods.

     An additional 18,691 meters of drilling within the North block and the South block of the Gross Rosebel project are budgeted for the remainder of 1996 with the objective of significantly increasing open pittable reserves for the final feasibility study. The Company expects the final feasibility study at Gross Rosebel to illustrate economics that would justify a development decision at current gold prices, given the nature of the bulk of the ore body, simple metallurgy and good infrastructure for mine development, including nearby port facilities and road access.

  EXPLORATION PROPERTIES

    Yaou, French Guiana

     The Yaou project, owned through Guyanor, covers a total area of 15,000 hectares and is located approximately 210 kilometers southwest of Cayenne, French Guiana. Yaou is the most advanced of Guyanor's exploration projects and a significant amount of exploration work has been conducted on the property. As of December 31, 1995, a total of $10.3 million, including capitalized acquisition costs, had been spent at Yaou since the Company's involvement with the project, of which $3.3 million was funded by Cambior. The Company anticipates that $1.5 million will be spent on the Yaou project in 1996, all of which is expected to be funded by Cambior.

     The Yaou project is underlain by a typical greenstone sequence of the Paramaca Formation. Within these rocks are two distinct units that host gold mineralization generally associated with pyrite and quartz-carbonate veins and veinlets.

     During the first six months of 1996, an evaluation was completed using all exploration data gathered at Yaou by both Guyanor and the previous owners, the French Bureau de Recherches Geologiques et Minieres ("BRGM") and BHP, with the purpose of developing a new geologic model of the known mineralized area. On September 11, 1996, Guyanor and Golden Star announced the results of this work. A reserve estimation was completed on the Yaou Central and Chaina zones based on results from 130 drill holes for a total of 24,416 meters, approximately 40,000 meters of augering and approximately 10 kilometers of trenching. The estimation calculated a probable reserve of approximately 10.3 million tonnes grading 2.7 g Au/t, representing approximately 876,000 ounces of gold in situ. The probable reserve is part of total mineralization of approximately 13 million tonnes grading 2.5 g Au/t.

     The exploration program for the remainder of 1996 is focused on establishing proven mining reserves based upon the above mentioned probable reserves and mineralized inventory, as well as establishing new zones of mineralization. Some 4,300 meters of drilling is scheduled to be completed during the remainder of 1996 on both Yaou Central and Chaina for infill drilling and testing lateral and depth extensions as well on additional targets to the northeast of Yaou Central (Zones I, J and K) to identify new mineralization minable by open pit. Guyanor also plans to conduct additional exploration over the project area, with an initial focus on the Bois Blanc target approximately 10 kilometers to the north of Yaou Central. In addition to the Bois Blanc target, there are two other known zones of gold mineralization which warrant follow-up work, Yaou Nord and Tomantoni. To date, less than 15% of the Yaou project area has been evaluated.

     The Yaou and Dorlin gold projects are being advanced under an agreement with Cambior, pursuant to which Cambior must fund in the aggregate $11.0 million on the two properties by June 30, 1998 in order to earn a 50% interest in each project. Cambior also is obligated to use its best efforts to arrange debt financing for 65% of mine financing costs, with Guyanor and Cambior each contributing 50% of the remainder of such costs. Guyanor is to manage the exploration of the properties and Cambior is to prepare a feasibility study on the properties and to manage the development and operation of future mining operations.

    Dorlin, French Guiana

     The Dorlin project, owned through Guyanor, covers a total area of 15,000 hectares and is located approximately 180 kilometers southwest of Cayenne, French Guiana. As of December 31, 1995, a total of $1.6 million, including capitalized acquisition costs, had been spent at Dorlin since the Company's involvement with the project, of which $1.0 million was funded by Cambior. The Company anticipates that $1.5 million will be spent on the Dorlin project in 1996, all of which is expected to be funded by Cambior.

     The Dorlin project is underlain by a volcano-sedimentary sequence of the Paramaca Formation and is intruded by younger granitic intrusive rocks.

     In August 1996, Guyanor announced the results of approximately 2,000 meters of drilling in 31 holes as well as the recompilation and integration of results from 19 holes totaling 4,323 meters drilled by the BRGM and BHP in 1986. Guyanor's drilling focused on the Sud Nivre zone on a prominent ridge known as Montagne Nivre while the BRGM-BHP drilling focused on the West Nivre zone to the north of Sud Nivre and on the west flank of Montagne Nivre. Guyanor established two zones of mineralization approximately 40 to 50 meters wide over a strike length of approximately 750 meters. Mineralization was encountered in approximately 74% of the core holes drilled by Guyanor, exhibiting average widths of 9.8 meters at a weighted average grade of 1.9 g Au/t. Drilling conducted by the BRGM and BHP on the West Nivre zone and across the northern extension of the zones drilled by Guyanor encountered mineralization in approximately 79% of the core holes drilled, exhibiting average widths of 9.9 meters at a weighted average grade of 1.9 g Au/t. Current and past drilling results have indicated mineralization over a strike length of approximately 1.5 kilometers on the far southern end of a major hydrothermal breccia system which has been identified continuously over five kilometers and discontinuously over an additional 4 kilometers.

     During the second half of 1996, Guyanor plans to mobilize a second, larger drill rig to test the Sud Nivre zone at greater depth, test the extension of the system to the north and conduct infill drilling on the zones drilled by the BRGM and BHP.

    Andorinhas, Brazil

     The Andorinhas project covers approximately 25,000 hectares and is located in the state of Para in the eastern Amazon area, approximately 670 kilometers south-southwest of the city of Belem, Brazil. Andorinhas is the single largest item in Golden Star's 1996 exploration budget, with planned expenditures of $3.3 million.

     In December 1995, CVRD, the largest individual producer of gold in Latin America, awarded the Company the right to associate with CVRD for the possible future development and exploitation of the Andorinhas gold property in Brazil. The Andorinhas tender represented CVRD's first effort to secure outside partners to assist in the development of CVRD's gold resource potential in Brazil. Under the agreement with CVRD and subject to final approval of the Brazilian government, the Company must match CVRD's previous exploration expenditures of approximately $5.5 million, as well as pay 50% of any additional costs required to complete a positive feasibility study, in order to earn a 50% interest in the Andorinhas project. The Andorinhas project is comprised of three exploration concessions, each of which has expired. It has been represented to the Company that the title holders in each case (CVRD or its subsidiary) have timely applied for renewals or successor mineral rights with respect to each of the concessions, which applications currently are pending. The Company believes that the title holders will obtain the renewals or successor rights as applicable; however, no assurance can be given that such rights will in fact be granted.

     Andorinhas is an advanced stage exploration project. Gold mineralization was discovered at Andorinhas in the late 1970s by Rio Doce Geologia e Mineracao S.A., CVRD's exploration subsidiary. The geologic setting and mineralization of discoveries in the area share the same characteristics of many of the notable underground mines in the Abitibi mineral province in Canada, such as the Campbell Red Lake mine, with high grade gold-quartz vein mineralization occurring in multiple zones. Surface work and approximately 15,000 meters of drilling by CVRD in the late 1970s identified three primary zones of interest, Mamao and Babacu along a 14 kilometer shear zone trending northeast-southwest through the southern leg of the property and Lagoa Seca on a parallel 8 kilometer shear zone to the north. The results averaged 2.7 meters at 17.1 g Au/t from 11 holes at the Mamao prospect, 19.8 meters at 4.7 g Au/t from 9 holes at the Lagoa Seca prospect and 2 meters at 8.1 g Au/t from 6 holes at Babacu.

     In the early 1980s, the Andorinhas area experienced a significant influx of garimpeiros (illegal miners) who mined multiple surface zones of enriched mineralization along the shear zones. Garimpeiro mining ceased in the mid 1980s as the price of gold fell and pits from the surface mining of gold bearing material began to encounter the water table. One of the few garimpeiros who remained developed an underground decline 240 meters down plunge to exploit the primary structure on the Mamao zone. Sampling by the Company consisted of a carefully cut series of 675 samples in 78 channels systematically distributed throughout the 27 levels of the existing underground workings. The sampling evaluated a mineralized zone whose minimum dimensions, as defined by the mined out workings, extend from surface down plunge for 270 meters, with a width of up to 150 meters, and a thickness of 2.5 to 7.0 meters. Encouraging results have been received from the sampling with an uncut weighted average grade of all samples of 20.0 g Au/t. The cut weighted average grade (cut at the 98th percentile of 125.0 g Au/t) is 13.7 g Au/t. Mineralization remains open on strike and at depth in the Mamao zone.

     In October 1996, the Company and CVRD announced the commencement of core drilling at the Andorinhas project. The first phase of the core drilling program involves two drills and is scheduled to consist of 18 holes totaling approximately 3,000 meters. Drilling will be distributed to test for the existence of additional ore shoots in the vicinity of the Mamao zone where garimpeiro workings and/or outcrop of the mineralized structures are evident.

     The Company is the manager of an aggressive 30-month program at Andorinhas to expand the known mineralized zones and delineate new ones. The objective of the 30-month program is to delineate a high grade gold mineralization of at least one million ounces as rapidly as possible, while evaluating the potential for similar targets over the extent of major shears zones which have not been explored. CVRD has the right to act as the operator of any mine that may result from the exploration efforts. Detailed underground and surface geologic mapping and geochemical sampling have been completed on the principal prospects, while surface sampling and mapping continues over the remainder of the property to identify new targets. An airborne aeromagnetic, EM and radiometric survey on 100 meter line spacing is in progress over the entire property.

    St-Elie, French Guiana

     The St-Elie project, owned through Guyanor, covers a rectangular area of 9,900 hectares located in north central French Guiana, 110 kilometers west of Cayenne, French Guiana. As of December 31, 1995, a total of $3.2 million, including capitalized acquisition costs, had been spent at St-Elie since the Company's involvement with the project, of which $1.2 million was funded by ASARCO. The Company anticipates that $1.6 million will be spent on the St-Elie project in 1996, all of which is expected to be funded by ASARCO.

     ASARCO has a 50% equity interest in the St-Elie project, subject to its spending $10 million for development of the property, including the completion of a feasibility study, by February 2000. ASARCO, at Guyanor's request, is obligated to use its best efforts to obtain financing on a project finance basis for 80% of project development costs, with Guyanor and ASARCO each contributing 50% of the remainder of such costs. ASARCO may decide at any time to terminate its obligations under the agreements with Guyanor and stop funding the St-Elie project, which will result in the forfeiture of its interest in St-Elie. Guyanor will be the operator of the exploration effort at St-Elie prior to the completion of the final feasibility study, at which time ASARCO has the right to assume the position of operator.

     The first gold discoveries in the St-Elie region were made in 1873, and between 1878 and 1923 more than 600,000 ounces of gold reportedly were mined from alluvial and eluvial deposits, using mainly hydraulic methods. From 1956 to 1993, mining activities on the project were intermittent and consisted only of local, small scale alluvial operations.

     To the Company's knowledge, gold extracted to date from the St-Elie, Michel and Devis sectors of the project was from both alluvials and weathered bedrock. Other sources of gold which have been identified include recent and ancient alluvial deposits, re-worked lateritic deposits, eluvial and surficial deposits and mining residues. However, on the basis of present knowledge of the areas, bedrock sources appear to be the most promising and the most recommended for exploration.

     Extensive exploration work began at St-Elie in late October 1995. Geological, geochemical and geophysical work completed in 1995 identified nine primary drill targets on the property. During the first half of 1996, 34 holes were drilled, totalling 4,982 meters, on the Devis and Michel zones of the property. In May 1996, Guyanor completed 23 holes for 3,202 meters in the Devis zone. Mineralization was encountered in approximately 57% of the core holes drilled, illustrating a mineralized zone approximately 550 meters in length by 200 meters wide and exhibiting average intersection widths of 8.5 meters at a weighted average grade of 2.6 g Au/t. In July 1996, Guyanor completed an initial 11 hole, 1,780 meter drilling campaign in the Michel zone over an area of mineralization approximately 1.2 kilometers in length by 200 meters wide. At the Michel zone, mineralization was encountered in approximately 82% of the core holes drilled, with average intersection widths of 4.3 meters at a weighted average grade of 3.9 g Au/t. For the remainder of 1996, Guyanor expects to focus work at St-Elie on continued surface mapping, preparation of 80-90 drill sites for 1997 drilling and improvements to road access.

    Paul-Isnard, French Guiana

     The Paul-Isnard project area, which includes both the Paul-Isnard and Eau-Blanche projects, is owned through Guyanor. The Paul-Isnard project area is located in the western part of French Guiana, approximately 250 kilometers west of Cayenne, and covers 25,000 hectares. Guyanor's interest in the Paul-Isnard project area is held by its subsidiary, Societe de Travaux Publics et de Mines Auriferes en Guyane ("SOTRAPMAG"), a societe a responsibilite limitee incorporated under the laws of France and based in French Guiana. As of December 31, 1995, a total of $5.5 million, including capitalized acquisition costs of $4.0 for both the alluvial mining project and the hard rock mineral projects, had been spent at the Paul-Isnard project area, of which $1.4 million was funded by ASARCO. The Company anticipates that $0.7 million will be spent on the Paul-Isnard project area in 1996, all of which is expected to be funded by ASARCO and LaSource.

     Guyanor has entered into a joint venture agreement to give LaSource a 25% participating interest in the exploration and exploitation of primary gold deposits on the Paul-Isnard and Eau-Blanche projects. Pursuant to the same joint venture agreement, ASARCO has two separate options to acquire a 50% interest in Guyanor's remaining interest in the primary deposits on each of the Paul-Isnard and Eau-Blanche projects. In order to acquire its interests in one of these projects, ASARCO is obligated, by June 2001, to complete a feasibility study on the project and to spend at least $10 million on such project, or to combine the Paul-Isnard and Eau-Blanche projects into a single joint venture and spend a combined $20 million. ASARCO also is obligated to use its best efforts to obtain financing on a project finance basis for 80% of project development costs, with Guyanor and ASARCO each contributing 37.5% and LaSource contributing 25% of the remainder of such costs. Guyanor will act as project manager for the exploration phase at the Paul-Isnard project area, while ASARCO, once vested, has the right to act as the manager of any resulting feasibility study and exploitation.

     There are two prominent mountain chains bordering the Paul-Isnard project area which form the edges of a basin in which alluvial gold deposits have accumulated. The Company believes that this alluvial gold originated from gold-bearing rocks from Decou-Decou and Lucifer mountains and was transported downward by high-energy streams, concentrating the gold in the gravel beds of streams in the Paul-Isnard project area. The alluvial gold deposits of the Paul-Isnard project area have been known for almost a century and gold panning was reported on a number of creeks which traverse the property. Mechanized alluvial mining started in about 1910, with recorded production of over three tons of gold.

     The Company, through SOTRAPMAG, currently has three plants of various configurations operating on the Paul-Isnard property, one of which is a fixed plant located at Barthelemy and two of which are mobile plants currently located at Petit Lezard and Reine Creek. In late 1995, the Company began an aggressive alluvial exploration program to identify target areas and commenced prospecting activities to quantify the potential for alluvial mining reserves. The program is scheduled to be completed in 1996. Ore reserves are not stated for the current alluvial operations at the Paul-Isnard project area as the data for reserve estimation are not currently considered adequate to support the calculation of ore reserves.

     SOTRAPMAG's alluvial operations have experienced operating losses in 1996 as a result of a labor strike, the redeployment of certain equipment for construction of a new plant and heavy rainfall. Guyanor has retained outside consultants to analyze SOTRAPMAG's operations and make recommendations on how to render the operation profitable. There can be no assurance, however, that it will be possible to return SOTRAPMAG's operations to profitability or that management will not decide to close the alluvial operations.

     To the Company's knowledge, little systematic exploration has been conducted at the Paul-Isnard project area in search of primary gold. Management believes that there are at least two virtually unexplored occurrences which may constitute possible sources of alluvial gold on the property. An airborne radiometric and magnetometric geophysical survey over the property was carried out recently by Guyanor as part of a survey of all of Guyanor's French Guiana properties.

     Surface sampling from approximately 900 outcrop channel samples has indicated a zone in excess of two kilometers in length with widths varying between 100 and 400 meters and average gold grades of 1.5 to 2.0 g Au/t, and as high as 13 g Au/t. In June 1996, Guyanor initiated drilling on the Paul-Isnard project area and has completed 18 holes totaling approximately 3,300 meters on the Montagne d'Or zone on the north flank of Decou-Decou Mountain, part of an initial 6,000 meter drilling program. The objective of the drilling campaign is to test the depth continuity of mineralization identified through surface sampling. In October 1996, the Company, Guyanor and LaSource announced results from the initial phase of core drilling at Montagne d'Or. Mineralization encountered within the felsic volcanic unit at depth over the 1.1 kilometer strike length drilled appeared to be consistent with a massive sulfide (VMS) type of mineralization which the Company currently believes is similar to deposits currently being mined along the Cadillac Break in Quebec. Polymetallic assays on semi-massive to massive sulfide mineralization intersected in one hole between 82.6 and 99.6 meters yielded weighted average metal grades of 3.7 g Au/t, 17.0 g/t silver, approximately 0.3% copper and trace zinc values. The Company plans to continue to compile and interpret the data from the first 18 holes prior to planning the completion of the 6,000 meter campaign, the success of which will determine further drilling programs.

    Dachine, French Guiana

     The Dachine project, owned through Guyanor, covers a 2,500 hectare area in southwest French Guiana approximately 200 kilometers southwest of Cayenne that was previously known as the Inini diamond occurrence. As of December 31, 1995, a total of $0.8 million, including capitalized acquisition costs, has been spent at Dachine since the Company's involvement with the project, of which $0.4 million was funded by BHP. The Company anticipates that $1.1 million will be spent on the Dachine project in 1996, all of which is expected to be funded by BHP.

     In December 1995, Guyanor entered into an agreement with BHP pursuant to which BHP would earn a 51% interest in the Dachine project by spending $3.5 million by May 31, 1998. Depending upon options available to both companies, Guyanor's ultimate interest in the property could vary between 31.5% and 49%. BHP may elect to terminate the agreement and stop funding the Dachine project at any time.

     On March 1, 1996, the Company and Guyanor reported the discovery within the Dachine permit area of a metamorphosed ultramafic structure that can be traced over a minimum dimension of approximately 3.5 kilometers in length and 0.5 kilometers in width. Final results from the initial exploration program, announced on May 22, 1996, exhibited significant diamond counts from microdiamond analysis on auger and core drill holes that intersected the main body with a total of 8,970 stones recovered from approximately 1,164 kilograms of core and auger samples. Additionally, a total of 976 stones were recovered from microdiamond analysis on approximately 387 kilograms of outcrop and soil samples collected during the initial exploration program.

     These results led to the decision to proceed with an initial small bulk sample at Dachine during second half of 1996. This program calls for the collection of 200 to 250 tonnes of material from several near surface pits along the length of the Dachine body. This material will be processed at the Dachine site to produce a heavy mineral concentrate which will be shipped to North America for macrodiamond analysis. Results of this initial bulk sample will serve as the basis for future exploration programs at Dachine. To secure its land position, Guyanor has applied for a 33,700 hectare "A" Permit around the existing Dachine "B" Permit area.

     Dul Mountain, Ethiopia

     The Company believes it was the first foreign company to be awarded exploration licenses in Ethiopia. Golden Star has acquired an interest in 90 exclusive exploration licenses to explore for gold at the Dul Mountain project located in western Ethiopia, approximately 500 kilometers west-northwest of Addis Ababa, Ethiopia. As of December 31, 1995, a total of $2.6 million, including capitalized acquisition costs, had been spent at Dul Mountain since the Company's involvement with the project. The Company anticipates that $1.8 million will be spent on the Dul Mountain project in 1996. The Company has transferred its interest in the Dul Mountain project to PARC, subject to governmental approval.

     The area covered by the Dul Mountain project lies within the western Ethiopian Shield which is part of the north-south trending Pan-African-Mozambique Precambrian belt that extends along the east coast of Africa. There are records of small-scale alluvial gold production on the Dul Mountain property for most of this century, with unrecorded production by local miners continuing today. Previous exploration has identified three gold prospects on the property: Ashashire, Azale-Akendeyu and Dul Mountain. The Company has ceased activity on the latter prospect.

     Trenching at the Ashashire prospect over an anomaly 1.6 kilometers in length and 200 meters in width provided encouragement with mineralized sections of 4.1 g Au/t over 24.6 meters and 3.3 g Au/t over 14.8 meters. Ashashire and a second target, Belaute, are both prospects in the western half of the Dul Mountain project area which warrant follow-up work, although difficult terrain makes mobilization costly.

     In late 1995, the reconnaissance work over the eastern half of the Dul Mountain project area resulted in the discovery of the previously unknown Menghi area on the northern portion of the most eastern of three greenstone belts on the project. The main zone of interest on the 4 by 5 kilometer Menghi prospect is a north striking quartz ridge approximately 600 meters long. During the first half of 1996, PARC moved its primary camp at Dul Mountain to a location near the Menghi prospect and conducted soil geochemical and ground geophysical surveys as well as trenching. Trenching completed to date over a strike length of approximately 400 meters along the mineralized zone identified average widths of mineralization within the trenches of 27 meters with a weighted average grade of
2.9 g Au/t.

     In July 1996, an initial seven hole, 1,100 meter core drilling campaign was initiated in the south of the zone identified by trenching to test the depth continuity of mineralization along strike to the north. Poor drilling conditions early in the program and heavy rains slowed the drilling as well as additional trenching to the south testing for possible extensions of the system. PARC plans to compile and interpret the results from the initial drilling campaign and additional trenching data prior to recommencing drilling at the Menghi prospect.

     PARC has not complied with certain of the terms of its license agreement with the Ethiopian government in which PARC agreed to a specified work program and a certain level of expenditures at the Dul Mountain project. PARC and the government have agreed to a revised work program and lower required expenditures for the Dul Mountain project and PARC intends to use its best efforts to resolve any additional outstanding issues with respect to the license agreement. Although the Company currently has no reason to believe that its licenses for the Dul Mountain project will be revoked, there can be no assurance that the Ethiopian government will not revoke the licenses as a result of noncompliance with certain of the original terms of the license agreement, as discussed above.

     Dioulafoundou, Mali

     The Company's exploration activity in Mali to date has concentrated on the Dioulafoundou project near the Mali-Senegal border in the Kenieba district, approximately 400 kilometers west of the capital of Bamako. The project consists of four authorizations aggregating 2,800 hectares. As of December 31, 1995, a total of $1.9 million, including capitalized acquisition costs, had been spent at Dioulafoundou since the Company's involvement with the project. The Company anticipates that $0.8 million will be spent on the Dioulafoundou project in 1996.

     The Company, through PARC, has an 85% interest on one authorization, subject to divestment, while the other three authorizations have been acquired, subject to divestment, from Mali parties who retain the right to a 5% participating interest and a royalty of 0.3% from any mine development.

     The region in which the Dioulafoundou project lies is part of the West African Shield. The project area lies within the exposed early Proterozoic Kenieba inlier that straddles the Mali-Senegal border and is composed primarily of thick Birimian volcanic and sedimentary formations that trend generally north-south and northeast-southwest. Local miners have long produced unknown quantities of gold from alluvial deposits in the Kenieba district.

     The main objective of PARC's work completed to date at the Dioulafoundou project has been to establish the presence of economically attractive gold mineralization within the prospect area. During 1995, PARC completed an initial 1,137 meter core drilling campaign, encountering significant mineralization in six of eight holes. Mineralized intersections from the initial core drilling campaign in 1995 averaged 11 to 15 meters at 2.5 to 3.0 g Au/t.

     During the first half of 1996, PARC completed a mechanical augering program for geochemical analysis consisting of 355 holes totaling 4,548 meters over the whole of the Dioulafoundou project. A 65 hole, 4,200 meter reverse circulation ("RC") drilling program was completed in July, 1996. This RC program confirmed the north-south striking mineralization identified by previous core drilling with near surface mineralized intersections with an average width of 2.9 meters and a weighted average grade of 2.4 g Au/t. Gold mineralization also was encountered on the Bah permit which comprises the south and southeast border of the Diaoulafoundou project. These mineralized zones are characterized as near surface, narrow zones with gold grades ranging from 1.3 to 3.2 g Au/t. An early and intense rainy season caused postponement of RC drilling near the extensive Kerekou artisanal working on the Magassa permit.

     PARC intends to continue evaluating the entire Diaoulafoundou project. PARC expects to resume core drilling during the fourth quarter of 1996 to test extension of the mineralized zone on the AFC permit, core drilling the more significant mineralized zones on the Bah permit and, as previously planned, test targets near the Kerekou workings on the Magassa permit.

     PARC's exploration activities at the Diaoulafoundou project are partly conducted under an exploitation authorization issued by the government of Mali which requires the authorization holder to conduct exploitation activities within the authorization area. Although PARC intends to commence exploitation activities within the perimeter of the authorization if warranted, there can be no assurance that it will do so or that, even if such activities are commenced, PARC's exploitation authorization for the Diaoulafoundou project will not be revoked because of its failure to comply with the requirement to conduct exploitation activities. The Company currently has no reason to believe that its exploitation authorization for the Diaoulafoundou project will be revoked.

  OTHER PROPERTIES

     Golden Star and its subsidiaries also hold a significant portfolio of other early and intermediate stage gold and diamond projects in Guyana, French Guiana, Suriname, Brazil and Bolivia in South America and Eritrea, Ethiopia, Gabon, Ivory Coast and Mali in Africa that are in various stages of development. Excluding the properties specifically mentioned above, the Company anticipates spending $14.9 million on these other projects in 1996, of which $1.9 million is anticipated to be funded by various partners and through the recovery of performance bonds.

     In October 1996, Golden Star commenced a 26 hole, 2,600 meter core drilling program on the Antino project covering an area of approximately 3,700 hectares located within the South Benzdorp area in southeastern Suriname on the French Guiana border. Golden Star has the right to earn a 100% interest in the Right of Exploration granted to a local Surinamese company with respect to the Antino project. The objective of the core drilling program at Antino is to test the depth potential of high grade root zones identified through deep augering on the Upper Antino central and middle zones. To date, less than half of the anomalous ground, principally the northwest and northeast zones, on the Upper Antino target has been covered by deep augering. Mechanized deep augering is planned on these zones in addition to the core drilling now underway on the central and middle zones.

     In addition to the exploration projects described above, Golden Star initiated core drilling on the Fish Creek project in northwest Guyana during the fourth quarter of 1996. PARC intends to commence and complete initial core drilling campaigns at the Adi Rassi and Torat prospects in Eritrea throughout the remainder of the year.

     In 1994, the Company established a diamond exploration group based in Georgetown, Guyana to evaluate the potential for primary diamond sources on exploration reconnaissance areas in Guyana, as well as to identify other high priority diamond exploration prospects across the Guiana Shield. This work has led to the identification of multiple diamond exploration projects in Guyana, Suriname and French Guiana. In 1996, the Company made the decision to proceed with the next level of evaluation on these targets, as well as on new potential targets which have been identified on permits held by PARC in Ivory Coast. The Company intends to continue its diamond exploration efforts by committing up to $2.5 million of its 1997 annual exploration budget to the advancement of existing and any future diamond exploration projects.

     The Company acquires and disposes of mineral exploration properties in the ordinary course of its business and intends to make selective additional acquisitions of promising properties in South America, Africa and other parts of the world.

RECENT DEVELOPMENTS

     On October 31, 1996, PARC announced that the expiration date of its Series A warrants issued on February 5, 1996 had been extended to January 31, 1997.

     On November 5, 1996, Guyanor completed an offering in France and certain other countries of 1.0 million of its Class B common shares for net proceeds of FF 45.5 million or U.S. $8.92 million in conjunction with the listing of its Class B common shares on the Nouveau Marche in France on October 30, 1996. The Class B common shares sold in the offering were not offered for sale in Canada or in the United States. As a result of the offering, the Company's interest in Guyanor decreased from approximately 70% to approximately 69%.

                          DESCRIPTION OF SHARE CAPITAL

     The Company's Articles currently authorize the issuance of an unlimited number of Common Shares and an unlimited number of Preferred Shares, issuable in series. As of June 30, 1996, 25,716,303 Common Shares and no Preferred Shares were outstanding.

COMMON SHARES

     The holders of Commons Shares are entitled to receive dividends as, when and if declared by the Board of Directors of the Company out of funds legally available therefor, provided that if any Preferred Shares are at the time outstanding, the payment of dividends on Common Shares or other distributions (including purchases of Common Shares) will be subject to any preferential rights attaching to any other class or series of shares of the Company.

     The holders of Common Shares are entitled to one vote for each share on all matters voted on by shareholders, including elections of directors. The holders of Common Shares do not have any conversion, redemption or preemptive rights. In the event of the dissolution, liquidation or winding up of the Company, holders of Common Shares are entitled to share ratably in any assets remaining after the satisfaction in full of the prior rights of creditors, including holders of the Company's indebtedness, and the aggregate liquidation preference of any other class or series of shares then outstanding.

     On June 11, 1996, the shareholders of the Company confirmed the adoption of a Shareholder Rights Plan (the "Rights Plan"). Pursuant to the Rights Plan, the Company issued one right (a "Right") for each Common Share outstanding on April 24, 1996 and will issue one Right for each Common Share issued in the future. The terms of the Rights Plan are set forth in the Rights Agreement (the "Rights Agreement") dated as of April 24, 1996 between the Company and The R-M Trust Company as Rights Agent. For additional information on the Rights Plan and the Rights Agreement, see the Company's Current Report on Form 8-K filed with the Commission on May 8, 1996, incorporated by reference herein.

     Any material United States or Canadian federal income tax consequences with respect to any offered Common Shares will be described in the Prospectus Supplement relating to the offering and sale of such Common Shares.

     All outstanding Common Shares are, and the Common Shares offered hereby will be, issued as fully paid and non-assessable.

     The registrar and transfer agent for the Common Shares is The R-M Trust Company. ChaseMellon Shareholder Services, L.L.C. acts as co-registrar and co-transfer agent for the Common Shares in the United States.

PREFERRED SHARES

     The following is a description of certain general terms and provisions of the Preferred Shares. The particular terms of any series of Preferred Shares will be described in the applicable Prospectus Supplement.

If so indicated in a Prospectus Supplement, the terms of any such series may differ from the terms set forth below.

     The summary of the terms of the Company's Preferred Shares contained in this Prospectus does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Articles relating to each series of Preferred Shares, which will be filed as an exhibit to or incorporated by reference in this Prospectus at or prior to the time of issuance of any such series of the Preferred Shares.

     The Board of Directors of the Company is authorized to approve the issuance of one or more series of Preferred Shares without further authorization of the shareholders of the Company and to fix the number of shares, the designations, rights, privileges, restrictions and conditions of any such series.

     The applicable Prospectus Supplement will set forth the number of shares, particular designation, relative rights and preferences and the limitations of any series of Preferred Shares in respect of which this Prospectus is delivered. The particular terms of any such series will include the following:

          (i) The maximum number of shares to constitute the series and the designation thereof;

          (ii) The annual dividend rate, if any, on shares of the series, whether such rate is fixed or variable or both, the date or dates from which dividends will begin to accrue or accumulate, whether dividends will be cumulative and whether such dividends shall be paid in cash, Common Shares or otherwise;

          (iii) Whether the shares of the series will be redeemable and, if so, the price at and the terms and conditions on which the shares of the series may be redeemed, including the time during which shares of the series may be redeemed and any accumulated dividends thereon that the holders of shares of the series shall be entitled to receive upon the redemption thereof;

          (iv) The liquidation preference, if any, applicable to shares of the series;

          (v) Whether the shares of the series will be subject to operation of a retirement or sinking fund and, if so, the extent and manner in which any such fund shall be applied to the purchase or redemption of the shares of the series for retirement or for other corporate purposes, and the terms and provisions relating to the operation of such fund;

          (vi) The terms and conditions, if any, on which the shares of the series shall be convertible into, or exchangeable for, shares of any other class or classes of capital stock of the Company or any series of any other class or classes, or of any other series of the same class, including the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same;

          (vii) The voting rights, if any, of the shares of the series;

          (viii) The currency or units based on or relating to currencies in which such series is denominated and/or in which payments will or may be payable;

          (ix) The methods by which amounts payable in respect of such series may be calculated and any commodities, currencies or indices, or price, rate or value, relevant to such calculation;

          (x) Any listing of the shares of the series on a securities exchange; and

          (xi) Any other preferences and relative, participating, optional or other rights or qualifications, limitations or restrictions thereof.

     Any material United States or Canadian federal income tax consequences and other special considerations with respect to any offered Preferred Shares will be described in the Prospectus Supplement relating to the offering and sale of such Preferred Shares.

                            DESCRIPTION OF WARRANTS

     The Company may issue Warrants to purchase Common Shares, Preferred Shares or Convertible Debt Securities. Warrants may be issued, subject to regulatory approvals, independently or together with any Common Shares, Preferred Shares or Convertible Debt Securities, as the case may be and may be attached to or separate from such Common Shares, Preferred Shares or Convertible Debt Securities. Each series of Warrants will be issued under a separate warrant agreement (each, a "Warrant Agreement") to be entered into between the Company and a warrant agent (each, a "Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Warrants. The following sets forth certain general terms and provisions of the Warrants offered hereby. Further terms of the Warrants and the applicable Warrant Agreement will be set forth in the applicable Prospectus Supplement.

     The applicable Prospectus Supplement will describe the following terms of any Warrants in respect of which this Prospectus is being delivered: (1) the title of such Warrants; (2) the securities (which may include Common Shares, Preferred Shares or Convertible Debt Securities) for which such Warrants are exercisable; (3) the price or prices at which such Warrants will be issued; (4) the periods during which the Warrants are exercisable; (5) the number of Common Shares, Preferred Shares or amount of Convertible Debt Securities for which each Warrant is exercisable; (6) the exercise price for such Warrants, including any changes to or adjustments in the exercise price; (7) the currency or currencies, including composite currencies, in which the exercise price of such Warrants may be payable; (8) if applicable, the designation and terms of the Preferred Shares with which such Warrants are issued; (9) if applicable, the terms of the Convertible Debt Securities with which such Warrants are issued; (10) the number of Warrants issued with each Common Share or Preferred Share or the Convertible Debt Securities; (11), if applicable, the date on and after which such Warrants and the related Common Shares, Preferred Shares or Convertible Debt Securities will be separately transferable; (12) any listing of the Warrants on a securities exchange; (13) if applicable, a discussion of material United States or Canadian federal income tax consequences and other special considerations with respect to any Warrants; and (14) any other terms of such Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Warrants.

                   DESCRIPTION OF CONVERTIBLE DEBT SECURITIES

     The Convertible Debt Securities may be issued from time to time in one or more series under an indenture among the Company, as issuer, and the trustee specified in the applicable Prospectus Supplement. The following statements with respect to the Convertible Debt Securities are subject to the detailed provisions of the indenture, the form of which is filed as an exhibit to the Registration Statement. Parenthetical references below are to the indenture (or the form of security contained therein if so specified) and, whenever any particular provision of the indenture or any term used therein is referred to, such provision or term is incorporated by reference as a part of the statement in connection with which such reference is made, and the statement in connection with which such reference is made is qualified in its entirety by such reference.

     The Convertible Debt Securities will constitute either indebtedness designated as Senior Indebtedness ("Senior Debt Securities"), indebtedness designated as Senior Subordinated Indebtedness ("Senior Subordinated Debt Securities") or indebtedness designated as Subordinated Indebtedness ("Subordinated Debt Securities"). Senior Debt Securities, Senior Subordinated Debt Securities and Subordinated Debt Securities will each be issued under a separate indenture (individually an "Indenture" and collectively the "Indentures") to be entered into prior to the issuance of such Convertible Debt Securities. The Indentures will be substantially identical, except for provisions relating to subordination. See "Subordination of Senior Subordinated Debt Securities and Subordinated Debt Securities". There will be a separate Trustee (individually a "Trustee" and collectively the "Trustees") under each Indenture. Information regarding the Trustee under an Indenture will be included in any Prospectus Supplement relating to the Convertible Debt Securities issued thereunder.

     The particular terms of each series of Convertible Debt Securities, as well as any modification or addition to the general terms of the Convertible Debt Securities as herein described, which may be applicable to a particular series of Convertible Debt Securities, are described in the Prospectus Supplement relating to such series of Convertible Debt Securities and will be set forth in a filing with the Commission. Accordingly, for a description of the terms of a particular series of Convertible Debt Securities, reference must be made to both the Prospectus Supplement relating to such series and to the description of Convertible Debt Securities set forth in this Prospectus.

GENERAL

     The Convertible Debt Securities offered pursuant to this Prospectus will be limited to $75,000,000 aggregate principal amount (or (i) its equivalent (based on the applicable exchange rate at the time of sale), if Convertible Debt Securities are issued with principal amounts denominated in one or more foreign currencies, composite currencies or currency units as shall be designated by the Company, or (ii) such greater amount, if Convertible Debt Securities are issued at an original issue discount, as shall result in aggregate proceeds of $75,000,000 to the Company). The Indenture provides that additional convertible debt securities may be issued thereunder up to the aggregate principal amount, which is not limited by the Indenture, authorized from time to time by the Company's Board of Directors or any duly authorized committee thereof. So long as a single Trustee is acting for the benefit of the holders of all the Convertible Debt Securities offered hereby and any such additional convertible debt securities issued under the Indenture, the Convertible Debt Securities and any such additional convertible debt securities are herein collectively referred to as the "Indenture Securities." The Indenture also provides that there may be more than one Trustee under the Indenture, each with respect to one or more different series of Indenture Securities. At any time when two or more Trustees are acting, each with respect to only certain series, the term "Indenture Securities" as used herein shall mean the one or more series with respect to which each respective Trustee is acting and the powers and the trust obligations of each such Trustee as described herein shall extend only to the one or more series of Indenture Securities for which it is acting as trustee. The effect of the provisions contemplating that there might be more than one Trustee acting for different series of Indenture Securities is that, in that event, those Indenture Securities (whether of one or more than one series) for which each Trustee is acting would be treated as if issued under a separate Indenture.

     The applicable Prospectus Supplement will set forth a description of the particular series of Convertible Debt Securities being offered thereby, including but not limited to: (1) the designation or title of such Convertible Debt Securities; (2) the aggregate principal amount of such Convertible Debt Securities; (3) the percentage of their principal amount at which such Convertible Debt Securities will be offered; (4) the date or dates on which the principal of such Convertible Debt Securities will be payable and on which such Convertible Debt Securities will mature; (5) the rate or rates (which may be fixed or variable) at which such Convertible Debt Securities shall bear interest, or the method of determination of such rate or rates at which such Convertible Debt Securities shall bear interest, if any; (6) the date or dates from which interest will accrue or the method of determination of such date or dates, and the date or dates on which any such interest shall be payable; (7) the currencies or currency units in which such Convertible Debt Securities are issued or payable; (8) the terms for redemption, extension or early repayment of such Convertible Debt Securities, if any; (9) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which such Convertible Debt Securities are authorized to be issued; (10) the terms and conditions upon which conversion will be effected, including the conversion price, the conversion period and other conversion provisions; (11) the provisions for a sinking fund, if any; (12) whether such Convertible Debt Securities are issuable as a Global Security or Securities; (13) any index or formula to be used to determine the amount of payments of principal, premium, if any, and interest on such Convertible Debt Securities, and any commodities, currencies, currency units or indices, or value, rate or price, relevant to such determination; (14) if the principal of, premium, if any, or interest on such Convertible Debt Securities is to be payable, at the election of the Company or a Holder thereof, in one or more currencies or currency units other than that or those in which such Convertible Debt Securities are stated to be payable, the currencies or currency units in which payment of the principal of, premium, if any, and interest on such Convertible Debt Securities as to which election is made shall be payable, and the periods within which and the terms and conditions upon which such election is to be made; (15) if other than the principal amount thereof, the portion of the principal amount of such Convertible Debt Securities of the series which will be payable upon acceleration of the

Maturity thereof; (16) whether such Convertible Debt Securities are subordinate in right of payment to any Senior Indebtedness of the Company and, if so, the terms and conditions of such subordination and the aggregate principal amount of such Senior Indebtedness outstanding as of a recent date; (17) any covenants to which the Company may be subject with respect to such Convertible Debt Securities; (18) the applicability of the provisions described under "Defeasance" below; (19) United States and Canadian Federal income tax consequences, if any; (20) the provisions for the payment of additional amounts with respect to any Canadian withholding taxes in certain cases; (21) any term or provision relating to such Convertible Debt Securities which is not inconsistent with the provisions of the Indenture; (22) the Trustee; and (23) any other special terms pertaining to such Convertible Debt Securities. Unless otherwise specified in the applicable Prospectus Supplement, the Convertible Debt Securities will not be listed on any securities exchange.

     One or more series of Convertible Debt Securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. Any material United States or Canadian federal income tax consequences and other special considerations with respect to any series of Convertible Debt Securities will be described in the Prospectus Supplement relating to any such series of Convertible Debt Securities.

     If the purchase price of any series of Convertible Debt Securities is denominated in a foreign currency or currencies or a foreign currency unit or units or if the principal of, premium, if any, and interest on any series of Convertible Debt Securities are payable in a foreign currency or currencies or a foreign currency unit or units, the restrictions, elections, general tax considerations, specific terms and other information with respect to such series of Convertible Debt Securities will be set forth in the applicable Prospectus Supplement.

     Convertible Debt Securities may be issued from time to time with payment terms which are calculated by reference to the value, rate or price of one or more commodities, currencies, currency units or indices. Holders of such Convertible Debt Securities may receive a principal amount (including premium, if any) on any principal payment date, or a payment of interest on any interest payment date, that is greater than or less than the amount of principal (including premium, if any) or interest otherwise payable on such dates, depending upon the value, rate or price on the applicable dates of the applicable currency, currency unit, commodity or index. Information as to the methods for determining the amount of principal, premium, if any, or interest payable on any date, the currencies, currency units, commodities or indices to which the amount payable on such date is linked and any additional tax considerations will be set forth in the applicable Prospectus Supplement.

     Except as may be set forth in the applicable Prospectus Supplement, Holders of Convertible Debt Securities will not have the benefit of any specific covenants or provisions in the applicable Indenture or such Convertible Debt Securities in the event that the Company engages in or becomes the subject of a highly leveraged transaction, other than the limitations on mergers, consolidations and transfers of substantially all of the Company's properties and assets as an entirety to any person as described below under "Consolidation, Merger and Sale of Assets".

     The Convertible Debt Securities will be general unsecured obligations of the Company.

     Except as otherwise provided in the applicable Prospectus Supplement, principal, premium, if any, and interest, if any, will be payable at an office
or agency to be maintained by the Company in                , except that at the
option of the Company interest may be paid by check mailed to the person entitled thereto.

     The Convertible Debt Securities will be issued only in fully registered form without coupons and may be presented for the registration of transfer or exchange at the corporate trust office of the Trustee. Not all Convertible Debt Securities of any one series need be issued at the same time, and, unless otherwise provided, a series may be reopened for issuances of additional Convertible Debt Securities of such series.

SENIOR DEBT SECURITIES

     The Senior Debt Securities will rank pari passu with all other unsecured and unsubordinated debt of the Company and senior to the Senior Subordinated Debt Securities and Subordinated Debt Securities.

SUBORDINATION OF SENIOR SUBORDINATED DEBT SECURITIES AND SUBORDINATED DEBT SECURITIES

     The payment of the principal of, premium, if any, and interest on the Senior Subordinated Debt Securities and the Subordinated Debt Securities will, to the extent set forth in the respective Indentures and Indenture Supplements governing such Senior Subordinated Debt Securities and Subordinated Debt Securities, be subordinated in right of payment to the prior payment in full of all Senior Indebtedness. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshalling of assets or any bankruptcy, insolvency or similar proceedings of the Company, the holders of all Senior Indebtedness will be entitled to receive payment in full of all amounts due or to become due thereon before the Holders of the Senior Subordinated Debt Securities or the Subordinated Debt Securities will be entitled to receive any payment in respect of the principal of, premium, if any, or interest on such Senior Subordinated Debt Securities or Subordinated Debt Securities, as the case may be. In the event of the acceleration of the maturity of any Senior Subordinated Debt Securities or Subordinated Debt Securities, the holders of all Senior Indebtedness will be entitled to receive payment in full of all amounts due or to become due thereon before the Holders of the Senior Subordinated Debt Securities or Subordinated Debt Securities, as the case may be, will be entitled to receive any payment upon the principal of, premium, if any, or interest on such Senior Subordinated Debt Securities or Subordinated Debt Securities, as the case may be. No payments on account of principal, premium, if any, or interest in respect of the Senior Subordinated Debt Securities or Subordinated Debt Securities may be made if there shall have occurred and be continuing in a default in the payment of principal of (or premium, if any) or interest on any Senior Indebtedness beyond any applicable grace period, or a default with respect to any Senior Indebtedness permitting the holders thereof to accelerate the maturity thereof, or if any judicial proceedings shall be pending with respect to any such default. For purposes of the subordination provisions, the payment, issuance or delivery of cash, property or securities (other than stock, and certain subordinated securities, of the Company) upon conversion or exchange or a Senior Subordinated Debt Security or Subordinated Debt Security will be deemed to constitute payment on account of the principal of such Senior Subordinated Debt Security or Subordinated Debt Security, as the case may be.

     By reason of such provisions, in the event of insolvency, holders of Senior Subordinated Debt Securities and Subordinated Debt Securities may recover less, ratably, than holders of Senior Indebtedness with respect thereto.

     The term "Senior Indebtedness", when used with respect to any series of Senior Subordinated Debt Securities or Subordinated Debt Securities, is defined to include all amounts due on and obligations in connection with any of the following, whether outstanding at the date of execution of the Indenture or thereafter incurred, assumed, guaranteed or otherwise created (including, without limitation, interest accruing on or after a bankruptcy or other similar event, whether or not an allowed claim therein):

     (a) indebtedness, obligations and other liabilities (contingent or otherwise) of the Company for money borrowed or evidenced by bonds, debentures, notes or similar instruments;

     (b) reimbursement obligations and other liabilities (contingent or otherwise) of the Company with respect to letters of credit or bankers' acceptances issued for the account of the Company and interest rate protection agreements and currency exchange or purchase agreements;

     (c) obligations and liabilities (contingent or otherwise) of the Company related to capitalized lease obligations;

     (d) indebtedness, obligations and other liabilities (contingent or otherwise) of the Company related to agreements or arrangements designed to protect the Company against fluctuations in commodity prices, including without limitation, commodity futures contracts or similar hedging instruments;

     (e) indebtedness of others of the kinds described in the preceding clauses
         (a) through (d) that the Company has assumed, guaranteed or otherwise assured the payment of, directly or indirectly;

     (f) indebtedness of another Person of the type described in the preceding clauses (a) through (e) secured by any mortgage, pledge, lien or other encumbrance on property owned or held by the Company; and

     (g) deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability described in the preceding clauses (a) through (f) whether or not there is any notice to or consent of the Holders of such series of Senior Subordinated Debt Securities or Subordinated Debt Securities, as the case may be;

except that, with respect to the Senior Subordinated Debt Securities, any particular indebtedness, obligation, liability, guaranty, assumption, deferral, renewal, extension or refunding shall not constitute "Senior Indebtedness" if it is expressly stated in the governing terms, or in the assumption or guarantee, thereof that the indebtedness involved is not senior in right of payment to the Senior Subordinated Debt Securities or that such indebtedness is pari passu with or junior to the Senior Subordinated Debt Securities and, with respect to Subordinated Debt Securities, any particular indebtedness, obligation, liability, guaranty, assumption, deferral, renewal, extension or refunding shall not constitute "Senior Indebtedness" if it is expressly stated in the governing terms, or in the assumption or guarantee, thereof that the indebtedness involved is not senior in right of payment to the Subordinated Debt Securities or that such indebtedness is pari passu with or junior to the Subordinated Debt Securities.

     In certain circumstances, such as the bankruptcy or insolvency of the Company, Canadian or U.S. bankruptcy or insolvency legislation may be applicable and the application of such legislation may lead to different results with respect to, for example, payments to be made to Holders of Convertible Debt Securities, or priorities between Holders of the Convertible Debt Securities and holders of Senior Indebtedness, than those provided for in the applicable Indenture.

     If this Prospectus is being delivered in connection with a series of Senior Subordinated Debt Securities or Subordinated Debt Securities, the accompanying Prospectus Supplement or the information incorporated herein by reference will set forth the approximate amount of Senior Indebtedness outstanding as of the end of the Company's most recent fiscal quarter.

FORM, EXCHANGE, REGISTRATION, CONVERSION, TRANSFER AND PAYMENT

     Unless otherwise indicated in the applicable Prospectus Supplement, the Convertible Debt Securities will be issued only in fully registered form in denominations of U.S. $1,000 or integral multiples thereof. Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal, premium, if any, and interest on the Convertible Debt Securities will be payable, and the exchange, conversion and transfer of Convertible Debt Securities will be registerable, at the office or agency of the Company maintained for such purposes. No service charge will be made for any registration of a transfer or exchange of the Convertible Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

     All monies paid by the Company to a Paying Agent for the payment of principal of, premium, if any, or interest on any Convertible Debt Security which remain unclaimed for two years after such principal, premium or interest has become due and payable may be repaid to the Company and thereafter the holder of such Convertible Debt Security may look only to the Company for payment thereof.

EVENTS OF DEFAULT

     The following will be Events of Default under the Indenture with respect to Convertible Debt Securities of any series: (a) failure to pay principal (or premium, if any) on any Convertible Debt Security of that series at its maturity, whether or not such failure is a result of the subordination provisions of the Indenture with respect to such series; (b) failure to pay any interest on any Convertible Debt Security of that series when due, continued for 30 days, whether or not such failure is a result of the subordination provisions of the Indenture with respect to such series; (c) failure to make any sinking fund payment, when due, in respect of any Convertible Debt Security of that series; (d) failure to perform any other covenant of the Company in the applicable Indenture or any other covenant to which the Company may be subject with respect to Convertible Debt Securities of that series (other than a covenant solely for the benefit of a series of Convertible Debt Securities other than that series), continued for 90 days after written notice as provided in the applicable Indenture; (e) failure to pay when due on final maturity (after the expiration of any applicable grace period), or upon acceleration, any indebtedness for money borrowed by the Company in excess of U.S. $10 million;
(f) certain events of bankruptcy, insolvency or reorganization; and (g) any other Event of Default provided with respect to Convertible Debt Securities of that series.

     If an Event of Default with respect to outstanding Convertible Debt Securities of any series shall occur and be continuing, either the Trustee or the Holders of at least 25% in principal amount of the outstanding Convertible Debt Securities of that series, by notice as provided in the applicable Indenture, may declare the principal amount (or, if the Convertible Debt Securities of that series are original issue discount securities, such portion of the principal amount as may be specified in the terms of that series) of all Convertible Debt Securities of that series to be due and payable immediately, except that upon the occurrence of an Event of Default specified in (f) above, the principal amount (or in the case of original issue discount securities, such portion) of all Convertible Debt Securities shall be immediately due and payable without notice. However, at any time after a declaration of acceleration with respect to Convertible Debt Securities of any series has been made, but before judgment or decree based on such acceleration has been obtained, the Holders of a majority in principal amount of the outstanding Convertible Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. For information as to waiver of defaults, see "Modification and Waiver" below.

     The Indentures will provide that, subject to the duty of the respective Trustees thereunder during an Event of Default to act with the required standard of care, each such Trustee will be under no obligation to exercise any of its rights or powers under the respective Indentures at the request or direction of any of the Holders, unless such Holders shall have offered to such Trustee reasonable security or indemnity. Subject to certain provisions, including those requiring security or indemnification of the applicable Trustee, the Holders of a majority in principal amount of the outstanding Convertible Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to such Trustee, or to exercise any trust or power conferred on such Trustee, with respect to the Convertible Debt Securities of that series.

     No Holder of a Convertible Debt Security of any series will have any right to institute any proceeding with respect to the applicable Indenture or for any remedy thereunder, unless such Holder shall have previously given to the applicable Trustee written notice of a continuing Event of Default and unless also the Holders of at least 25% in aggregate principal amount of the outstanding Convertible Debt Securities of the same series shall have made written requests, and offered reasonable indemnity, to such Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the outstanding Convertible Debt Securities of the same series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a Holder of a Convertible Debt Security for enforcement of payment of the principal of and interest on such Convertible Debt Security on or after the respective due dates expressed in such Convertible Debt Security.

     The Company will be required to furnish to the Trustees annually a statement as to the performance by the Company of its obligations under the respective Indentures and as to any default in such performance.

MODIFICATION AND WAIVER

     Without the consent of any Holder of outstanding Convertible Debt Securities, the Company and the Trustees may amend or supplement the Indentures or the Convertible Debt Securities to cure any ambiguity, defect or inconsistency, or to make any change that does not adversely affect the rights of any Holder of Convertible Debt Securities. Other modifications and amendments of the respective Indentures may be made by the Company and the applicable Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Convertible Debt Securities of each series affected thereby;

provided, however, that no such modification or amendment may, without the consent of the Holder of each outstanding Convertible Debt Security affected thereby: (a) change the stated maturity of the principal of, or any installment of principal of, or premium, if any, or interest on any Convertible Debt Security; (b) reduce the principal amount of, the rate of interest on, or the premium, if any, payable upon the redemption of, any Convertible Debt Security;
(c) reduce the amount of principal of an original issue discount security payable upon acceleration of the maturity thereof; (d) change the place or currency of payment of principal of, premium, if any, or interest on any Convertible Debt Security; (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Convertible Debt Security on or after the stated maturity or redemption date thereof; (f) modify the conversion provisions in a manner adverse to the holders thereof; (g) modify the subordination provisions applicable to Senior Subordinated Debt Securities or Subordinated Debt Securities in a manner adverse to the Holders thereof; (h) reduce the percentage in principal amount of outstanding Convertible Debt Securities of any series, the consent of the Holders of which is required for modification or amendment of the applicable Indenture or for waiver of compliance with certain provisions of the applicable Indenture or for waiver of certain defaults or (i) modify any of the provisions of certain sections as specified in the Indenture including the provisions summarized in this paragraph, except to increase any such percentage or to designate additional provisions of the Indenture, which, with respect to such series, cannot be modified or waived without the consent of the Holder of each outstanding Convertible Debt Security affected thereby.

     The Holders of at least a majority in principal amount of the outstanding Convertible Debt Securities of any series may on behalf of the Holders of all Convertible Debt Securities of that series waive, insofar as that series is concerned, compliance by the Company with certain covenants of the applicable Indenture. The Holders of not less than a majority in principal amount of the outstanding Convertible Debt Securities of any series may, on behalf of the Holders of all Convertible Debt Securities of that series, waive any past default under the applicable Indenture with respect to that series, except a default in the payment of the principal of, premium, if any, or interest on, any Convertible Debt Security of that series or in respect of a provision which under the applicable Indenture cannot be modified or amended without the consent of the Holder of each outstanding Convertible Debt Security of that series affected.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Company, without the consent of any Holders of any series of outstanding Convertible Debt Securities, may consolidate with or merge into, or transfer or lease its assets substantially as an entirety (treating the Company and each of its Subsidiaries as a single consolidated entity) to, any corporation, and any other corporation may consolidate with or merge into, or transfer or lease its assets substantially as an entirety to, the Company, provided that the corporation (if other than the Company) formed by such consolidation or into which the Company is merged or which acquires or leases the assets of the Company substantially as an entirety is organized and existing under the laws of the United States of America or Canada or any political subdivision of either, and assumes the Company's obligations under each series of outstanding Convertible Debt Securities and the Indentures applicable thereto and that the Trustee is satisfied that the transaction will not result in the successor being required to make any deduction or withholding on account of certain Canadian taxes from any payments in respect of the Securities, and that, after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, and the delivery of an officer's certificate and an opinion of counsel with respect to compliance with the foregoing requirements.

DEFEASANCE

     If so indicated in the applicable Prospectus Supplement with respect to the Convertible Debt Securities of a series, the Company at its option will be released from its obligations to comply with certain covenants specified in the applicable Prospectus Supplement with respect to the Convertible Debt Securities of such series, and the occurrence of an event described in clause (d) under "Events of Default" above with respect to any defeased covenants, and clauses
(e) and (g) under "Events of Default" above shall no longer be an Event of Default, if the Company irrevocably deposits with the applicable Trustee, in trust, money, government obligations of the government issuing the currency in which the Convertible Debt Securities of the relevant series are denominated, or a combination thereof that through the payment of interest thereon and principal thereof in accordance with the terms will provide money in an amount sufficient to pay all the principal of and premium, if any, and interest on the Securities of such series on the dates such payments are due (up to the stated maturity date, or the redemption date, as the case may be) in accordance with the terms of such Convertible Debt Securities. Such a trust may only be established if, among other things, (a) no Event of Default described under "Events of Default" above or event that, after notice or lapse of time, or both, would become an Event of Default under the applicable Indenture, shall have occurred and be continuing on the date of such deposit, or, with regard to an Event of Default described under clause (f) under "Events of Default" above or an event that, after notice or lapse of time, or both, would become an Event of Default described under such clause (f), shall have occurred and be continuing at any time during the period ending on the 123rd day following such date of deposit, (b) the Company shall have delivered an opinion of counsel to the effect that the Holders of the Convertible Debt Securities will not recognize gain or loss for United States Federal income tax purposes as a result of such deposit or defeasance and will be subject to United States Federal income tax in the same manner as if such defeasance had not occurred, and (c) such covenant defeasance will not result in the trust being in violation of the Investment Company Act of 1940. In the event the Company omits to comply with its remaining obligations under the applicable Indenture after a defeasance of such Indenture with respect to the Convertible Debt Securities of any series as described above and the Convertible Debt Securities of such series are declared due and payable because of the occurrence of any undefeased Event of Default, the amount of money and government obligations on deposit with the applicable Trustee may be insufficient to pay amounts due on the Convertible Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable in respect to such payments.

     Notwithstanding the description set forth under "Subordination of Senior Subordinated Debt Securities and Subordinated Debt Securities" above, in the event that the Company deposits money or government obligations in compliance with the Indenture that governs any Senior Subordinated Debt Securities or Subordinated Debt Securities, as the case may be, in order to defease all or certain of its obligations with respect to the applicable series of Convertible Debt Securities, the money or government obligations so deposited will not be subject to the subordination provisions of the applicable Indenture and the indebtedness evidenced by such series of Convertible Debt Securities will not be subordinated in right of payment to the holders of applicable Senior Indebtedness to the extent of the money or government obligations so deposited.

GOVERNING LAW

     The Indentures and the Convertible Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York.

REGARDING THE TRUSTEES

     The Indenture contains certain limitations on the right of each Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize for its own account on certain property received in respect of any such claim as security or otherwise. Each Trustee will be permitted to engage in certain other transactions with the Company; however, if it acquires any conflicting interest and there is a default under the Convertible Debt Securities issued under the applicable Indenture, it must eliminate such conflict or resign.

BOOK-ENTRY SYSTEM

     The Convertible Debt Securities of a Series may be issued in the form of one or more global certificates representing the Convertible Debt Securities (the "Global Securities") that will be deposited with a depository (the "Depository") or with a nominee for the Depository identified in the applicable Prospectus supplement and will be registered in the name of the Depository or a nominee thereof. In such a case one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding Convertible Debt Securities of the series to be represented by such

Global Security or Securities. Unless and until it is exchanged in whole or in part for Convertible Debt Securities in definitive certificated form, a Global Security may be transferred, in whole but not in part, only to another nominee of the Depository for such series, or to a successor Depository for such series selected or approved by the Company, or to a nominee of such successor Depository.

     The specific depository arrangement with respect to any series of Convertible Debt Securities to be represented by a Global Security will be described in the applicable Prospectus Supplement. The Company expects that the following provisions will apply to depository arrangements.

     Upon the issuance of any Global Security, and the deposit of such Global Security with or on behalf of the Depository for such Global Security, the Depository will credit, on its book-entry registration and transfer system, the respective principal amounts of the Convertible Debt Securities represented by such Global Security to the accounts of institutions ("participants") that have accounts with the Depository or its nominee. The accounts to be credited will be designated by the underwriters or agents engaging in the distribution of such Convertible Debt Securities or by the Company, if such Convertible Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in such Global Security will be shown on, and the transfer of such beneficial interests will be effected only through, records maintained by the Depository for such Global Security or by its nominee. Ownership of beneficial interests in such Global Security by persons that hold through participants will be shown on, and the transfer of such beneficial interests within such participants will be effected only through, records maintained by such participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to own, pledge or transfer beneficial interests in such Global Securities.

     So long as the Depository for a Global Security, or its nominee, is the registered owner of such Global Security, such Depository or such nominee, as the case may be, will be considered the sole owner or holder of the Convertible Debt Securities represented by such Global Security for all purposes under the Indenture. Unless otherwise specified in the applicable Prospectus Supplement and except as specified below, owners of beneficial interests in such Global Security will not be entitled to have Convertible Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Convertible Debt Securities of such series in certificated form and will not be considered the holders thereof for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in such Global Security must rely on the procedures of the Depository and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. The Company understands that, under existing industry practices, if the Company requests any action of holders or an owner of a beneficial interest in such Global Security desires to give any notice or take any action a holder is entitled to give or take under the Indenture, the Depository would authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     Unless otherwise specified in the applicable Prospectus Supplement, payments with respect to principal, premium, if any, and interest, if any, on Convertible Debt Securities represented by a Global Security registered in the name of a Depository or its nominee will be made to such Depository or its nominee, as the case may be, as the registered owner of such Global Security.

     The Company expects that the Depository for any Convertible Debt Securities represented by a Global Security, upon receipt of any payment of principal, premium or interest in respect of such Global Security, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depository. The Company also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street names," and will be the responsibility of such participants. None of the Company, the Trustee or any agent of the

Company or the Trustee shall have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     If the Depository for any Convertible Debt Securities represented by a Global Security is at any time unwilling or unable to continue as Depository or ceases to be registered or in good standing under the Securities Exchange Act of 1934, as amended, and a successor Depository is not appointed by the Company within 90 days after the Company receives notice or becomes aware of such condition, the Company will issue such Convertible Debt Securities in definitive certificated form in exchange for such Global Security. In addition, the Company may at any time and in its sole discretion determine not to have any of the Convertible Debt Securities of a series represented by one or more Global Securities and, in such event, will issue Convertible Debt Securities of such series in definitive certificated form in exchange for all of the Global Security or Securities representing such Convertible Debt Securities.

                              PLAN OF DISTRIBUTION

     The Company may offer and sell the Securities to or through underwriters or dealers, and also may offer and sell Securities directly to other purchasers or through agents.

     Each Prospectus Supplement will set forth the terms of the offering of the particular series of Securities to which the Prospectus Supplement relates, including the name or names of any underwriters, dealers or agents, the purchase price or prices of the Securities, the proceeds to the Company from the sale of such series of Securities, the use of such proceeds, any initial public offering price or purchase price of such series of Securities, any underwriting discount or commission, any discounts, concessions or commissions allowed or reallowed or paid by any underwriters to other dealers, any commissions paid to any agents and the securities exchanges, if any, on which such Securities will be listed. Any initial public offering price or purchase price and any discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other dealers may be changed from time to time.

     Sales of Common Shares or Preferred Shares offered pursuant to any Prospectus Supplement may be effected from time to time in one or more transactions on the American Stock Exchange or, in appropriate circumstances, The Toronto Stock Exchange, or in negotiated transactions or any combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at other negotiated prices.

     In connection with the sale of Securities, underwriters or agents may receive compensation from the Company or from purchasers of Securities for whom they may act as agents in the form of discounts, concessions or commissions, Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the applicable Prospectus Supplement.

     Under agreements which may be entered into by the Company, underwriters and agents who participate in the distribution of Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under Canadian and United States securities legislation.

     The Company may grant underwriters who participate in the distribution of Securities an option to purchase additional Securities to cover over-allotments, if any.

     The place and date of delivery for the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement.

     Unless otherwise indicated in the applicable Prospectus Supplement, the Securities in respect of which this Prospectus is being delivered (other than Common Shares) will be a new issue of securities, will not have an established trading market when issued and will not be listed on any securities exchange. Any underwriters or agents to or through whom such Securities are sold by the Company for public offering and sale may make a market in such Securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any such Securities.

     Certain of the underwriters and their affiliates may from time to time perform various commercial banking and investment banking services for the Company, for which customary compensation is received.

                                    EXPERTS

     The consolidated financial statements of the Company, included in its Annual Report on Form 10-K for the year ended December 31, 1995, have been audited by Coopers & Lybrand, independent chartered accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein by reference in reliance upon the reports of Coopers & Lybrand pertaining to such financial statements (to the extent covered by consents filed with the Securities and Exchange Commission) given upon the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     Certain legal matters relating to the validity of the Securities will be passed upon for the Company by Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York, and by Koffman Birnie & Kalef, Vancouver, British Columbia. Certain legal matters will be passed upon for the underwriters, if any, by Davis, Graham & Stubbs LLP, Denver, Colorado, and by Stikeman, Elliott, Toronto, Ontario, or by the counsel named in the applicable Prospectus Supplement.

                               GLOSSARY OF TERMS

GLOSSARY

     The definitions of proven and probable reserves (ore) set forth below are substantially the same as those used in Canada by certain provincial securities regulatory authorities and are set forth in National Policy No. 2-A (of Canada).

     These definitions are substantially the same as those applied in the United States by the Commission and those accepted by the United States Bureau of Mines and the United States Geological Survey.

PROVEN RESERVES         that material for which tonnage is computed from
                        dimensions revealed in outcrops or trenches or underground workings or drill holes and for which the grade is computed from the results of adequate sampling, and for which the sites for inspection, sampling and measurement are so spaced and the geological character so well defined that the size, shape and mineral content are established and for which the computed tonnage and grade are judged to be accurate within limits which shall be stated and for which it shall be stated whether the tonnage and grade of proven ore or measured ore are "in situ" or extractable, with dilution factors shown, and reasons for the use of these dilution factors clearly explained

PROBABLE RESERVES       that material for which tonnage and grade are computed
                        partly from specific measurements, samples or production data, and partly from projection for a reasonable distance on geological evidence, and for which the sites available for inspection, measurement and sampling are too widely or otherwise inappropriately spaced to outline the material completely or to establish its grade throughout.

     The following definitions of the stages of the exploration and development process are used by Golden Star. There can be no assurance that the terminology used by Golden Star is consistent with the terminology used by other companies in the mining industry or by industry analysts.

EARLY STAGE             an early stage exploration project typically involves
                        one or more targets within an area which have been determined to merit further follow-up work based on a combination of geological, geochemical and geophysical analysis. The objective of an early stage project typically is to better define targets that have the potential to be advanced to the next stage of exploration and level of financial commitment.

INTERMEDIATE STAGE      an intermediate stage exploration project typically
                        involves establishing near surface mineralization through such techniques as deep augering and trenching.
                        Depending on spacing, drilling (both reverse circulation
                        ("RC") and core) may be an intermediate stage exploration tool. The objective of the intermediate exploration stage is to advance a project by identifying a well defined zone of mineralization that suggests the potential of mineralization continuing to depth.

ADVANCED STAGE          an advanced exploration stage project typically involves
                        testing targets at depth and generating the information necessary to develop a three dimensional geologic model of the mineralized zone, which may be used to demonstrate mineralized materials and/or reserves. This typically is accomplished by both core and RC drilling, although reserves also can be established through trenching.

PREFEASIBILITY STAGE    a prefeasibility stage project typically involves a
                        target for which sufficient geologic information exists about the mineralized zone to determine the reserves. During the prefeasibility stage, drilling often is done to infill the information set on the mineralized zone in order to increase the certainty of calculated reserves. Wider spaced step-out drilling also is conducted to extend upon known mineralized zones or to test for additional zones. The objective of the prefeasibility stage is to prove sufficient reserves to allow for a rate of production over a sufficient period of time to justify the investment of capital to extract the reserves, based on various economic and financial assumptions.

FEASIBILITY STAGE       during the feasibility stage, exploration continues in
                        order to better define known reserves of a project while attempting to further expand them. During this stage, management of the project often is transferred to the operating partner which develops the necessary engineering and costing for mining, processing, power and infrastructure, as well as the designs for the plant and equipment required to construct and operate a modern mining operation.

MINE mining is the process of transforming a valuable mineral reserve or deposit into benefits for its owners (debt, equity and employees), governments and communities. Exploration continues during the mining process and, in many cases, reserves are expanded during the early years of mine operations as the exploration potential of the deposit is realized.
--------------------------------------------------------------------------------

ALLUVIUM, ALLUVIALS a general term for clay, silt, sand, gravel or other material deposited by a body of water usually during recent geological time

ANOMALY a deviation from uniformity or regularity in geophysical quantities

ASSAY to analyze the proportions of metals in an ore

BRECCIA a coarse-grained rock composed of large angular pieces of broken rock

CARBONATE a mineral compound characterized by a fundamental structure of carbon and oxygen

DEGRADATION the wearing down or away, and the general lowering or reduction of the Earth's surface by the natural processes of weathering and erosion

DIAMOND DRILLING a variety of rotary drilling in which diamond bits are used as the rock-cutting tool to produce a recoverable core of rock for observation and assay

DIP the angle that a structural surface, a bedding or fault plane, makes with the horizontal, measured perpendicular to the strike of the structure

ELUVIAL an incoherent ore deposit resulting from decomposition or disintegration of rock in place

FAULT a surface or zone of rock fracture along which there has been displacement

FORMATION the basic rock-stratigraphic unit in the local classification of rocks

GEOCHEMISTRY the study of the distribution and amounts of the chemical elements in minerals, ores, rocks, solids, water, and the atmosphere

GEOPHYSICS the study of the Earth as a planet with three areas of study: solid-earth, atmosphere and hydrosphere, and magnetosphere

GREENSTONE ancient volcanic-sedimentary rock assemblages

HORIZON a plane of stratification assumed to have been once horizontal and continuous

HYDROTHERMAL the products of the actions of heated water, such as a mineral deposit precipitated from a hot solution

INTRUSION the process of replacement of magma (naturally occurring mobile rock material generated within the Earth) in pre-existing rock

MAFIC an igneous rock composed mostly of one or more ferromagnesian, dark-colored minerals in its mode; also, said of those minerals

MASSIVE said of a mineral deposit, especially sulfides, characterized by a great concentration of ore in one place, as opposed to a disseminated or veinlike deposit

METALLURGY the science and art of separating metals from their ores by mechanical and chemical processes

METAMORPHOSED the mineralogical and structural adjustment of solid rocks to physical and chemical conditions which have been imposed at depth below the surface zones of weathering and cementation

METASEDIMENT a sediment or sedimentary rock which shows evidence of having been subjected to metamorphism

METAVOLCANIC a volcanic rock which shows evidence of having been subjected to metamorphism

MINERAL a naturally formed chemical element of compound having a definite chemical composition and, usually, a characteristic crystal form

MINERALIZATION a natural occurrence in rocks or soil of one or more metalliferous minerals

OUTCROP that part of a geologic formation or structure that appears at the surface of the earth; also, bedrock that is covered only by surficial deposits such as alluvium

OVERBURDEN barren rock material overlying a mineral deposit

PAN CONCENTRATE a small proportion, generally of heavy minerals, typically of a weathered rock or stream sediment, obtained by manual use of a "gold pan."

PLUNGE the inclination of a fold axis or other geological structure, measured by its departure from the horizontal

PRECAMBRIAN all rocks formed before Cambrian time, or more than 600 million years ago

PROTEROZOIC the more recent division of the Precambrian

PYRITE a common, pale-bronze or brass-yellow, isometric iron sulfide mineral

QUARTZ crystalline silica; silicon dioxide

RADIOMETRIC SURVEY survey using a radiation-measuring instrument, usually to detect specific elements in the ground

REVERSE CIRCULATION DRILLING a drilling method used in geological appraisals whereby the drilling fluid passes inside the drill stem to a down-the-hole precision bit and returns to the surface outside the drill stem carrying chips of rock

SAPROLITE a soft, earthy, clay-rich and thoroughly decomposed rock formed in place by chemical weathering of igneous, sedimentary or metamorphic rocks which retains the original structure of the unweathered rock

SHEAR a strain resulting from stresses that cause or tend to cause contiguous parts of a body of rock to slide relatively to each other in a direction parallel to their plane of contact

SHEAR ZONE a tabular zone of rock that has been crushed and brecciated by many parallel fractures due to shear strain

SHIELD a large area of exposed basement rocks in a craton commonly with a very gently convex surface, surrounded by sediment-covered platforms

STOCK an igneous intrusion that is less than 100 square kilometers in surface exposure

STRIKE the direction or trend that a structural surface, e.g. a bedding or fault plane, takes as it intersects the horizontal

SURFICIAL situated, formed or occurring on the Earth's surface

ULTRAMAFIC an igneous rock composed chiefly of mafic minerals

VEIN a thin, sheetlike igneous intrusion into a crevice

WEATHERING the destructive process constituting that part of erosion whereby earthy and rocky materials on exposure to atmospheric agents at or near the Earth's surface are changed in character with little or no transport of the loosened or altered material

CONVERSION FACTORS AND ABBREVIATIONS

     For ease of reference, the following conversion factors are provided:

1 acre               = 0.4047 hectare
1 foot               = 0.3048 meter
1 gram per tonne     = 0.0292 ounce per ton
1 ton (2000 pounds)  = 0.9072 tonne
1 metric tonne       = 1,000 kg or 2,204.6 pounds
1 kilogram           = 2.2 pounds or 32.151 oz
1 mile               = 1.6093 kilometers
1 troy ounce         = 31.1035 grams
1 square mile        = 2.59 square kilometers
1 square kilometer   = 100 hectares
1 kilometer          = 0.6214 miles
1 meter              = 1.0936 yards or 3.2808 feet
1 hectare            = 2.4710 acres

     The following abbreviations of measurements are used herein:

Au            = gold
ct            = carats
ct/m(2)       = carats per square meter
gm            = grams
g/t           = grams per tonne
ha            = hectares
km            = kilometers
km(2)         = square kilometers
kg            = kilogram
m             = meter
m(2)          = square meter
m(3)          = cubic meter
mg            = milligrams
mg/m(3)       = milligrams per cubic
              meter
mt            = metric tonne
oz            = troy ounces
oz/t          = troy ounces per ton
t             = ton (2,000 pounds)
ppb           = parts per billion

             ======================================================
     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER OR DEALER. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE, UNDER ANY CIRCUMSTANCES, AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT AND PROSPECTUS, OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE COMMON SHARES OFFERED HEREBY, NOR DO THEY CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL OR NOT AUTHORIZED OR IN ANY JURISDICTION IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO.

                             ---------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                             PAGE
                                             ----
Special Note Regarding Forward-Looking
  Statement................................   S-2
Financial Information......................   S-2
Gold Prices and Exchange Rates.............   S-2
Risk Factors...............................   S-3
The Company................................   S-5
Recent Developments........................   S-5
Use of Proceeds............................  S-12
Capitalization.............................  S-12
Price Range of Common Shares...............  S-13
Dividend Policy............................  S-13
Details of the Offering....................  S-14
Certain United States Federal Income Tax
  Considerations...........................  S-14
Certain Canadian Federal Income Tax
  Considerations...........................  S-14
Plan of Distribution.......................  S-15

                   PROSPECTUS
Available Information......................     2
Enforcement of Certain Civil Liabilities...     3
Incorporation of Certain Documents by
  Reference................................     3
The Company................................     6
Risk Factors...............................     8
Use of Proceeds............................    12
Ratios of Earnings to Fixed Charges........    13
Business and Properties....................    14
Description of Share Capital...............    29
Description of Warrants....................    31
Description of Convertible Debt
  Securities...............................    31
Plan of Distribution.......................    40
Experts....................................    41
Legal Matters..............................    41

             ======================================================
             ======================================================
                            3,025,000 COMMON SHARES

                                      LOGO

GOLDEN STAR RESOURCES LTD.

                                 COMMON SHARES

                             ---------------------

                             PROSPECTUS SUPPLEMENT
                                 APRIL 24, 1997
                             ---------------------

             ======================================================